As filed with the Securities and Exchange Commission on June 15, 2005
Registration No. 333-125154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Encysive Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)

Delaware	13-3532643
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4848 Loop Central Drive, Suite 700
Houston, Texas 77081
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Bruce D. Given, M.D.
President and Chief Executive Officer
Encysive Pharmaceuticals Inc.
4848 Loop Central Drive, Suite 700
Houston, Texas 77081
(713) 796-8822
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Bryan K. Brown
Robert G. Reedy
Porter & Hedges, L.L.P.
1000 Main Street, 36th Floor
Houston, Texas 77002
Telephone: (713) 226-6000
Telecopy: (713) 226-6291

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 15, 2005
PROSPECTUS
Encysive Pharmaceuticals
$130,000,000
2.50% Convertible Senior Notes Due 2012
and
Common Stock Issuable upon Conversion of the Notes
      In March 2005 we sold $130,000,000 aggregate principal amount of our 2.50% Convertible Senior Notes Due 2012 in a private placement. We refer to all of the notes that we sold as the “Notes.” Selling securityholders may use this prospectus to resell from time to time their Notes and shares of our common stock issuable upon conversion of the Notes. We will not receive any of the proceeds from the sale of securities in this offering.
      We will pay interest on the Notes semi-annually on March 15 and September 15 of each year, with the first payment to be made on September 15, 2005, at the rate of 2.50% per annum. The Notes will mature on March 15, 2012.
      Holders of the Notes may convert the Notes into shares of our common stock at any time prior to the maturity date of the Notes at a conversion rate of 71.7077 shares of our common stock per $1,000 principal amount of Notes, which is equal to an initial conversion price of approximately $13.95 per share, subject to adjustment as described in this prospectus. In the event of certain types of fundamental changes, we will increase the number of shares issuable upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the Notes are convertible into shares of the acquiring or surviving company, or at our option, we may elect to pay the additional value represented by an increase in the conversion rate in cash to holders electing to convert their Notes, as described herein.
      On or after March 20, 2010, we may redeem some or all of the Notes for cash at 100% of the principal amount plus accrued interest, if the trading price of our common stock exceeds 140% of the conversion price of the Notes then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date on which we mail the redemption notice. See “Description of Notes— Optional redemption by us.”
      Upon the occurrence of a fundamental change meeting certain conditions, holders of the Notes may require us to repurchase for cash all or part of their Notes.
      The Notes will be our senior unsecured obligations and will rank equally in right of payment with any senior unsecured indebtedness that we incur in the future. The Notes will be effectively subordinated to all of our future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables and senior in right of payment to any future subordinated indebtedness that we may incur.
      The Notes are eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL,” market. Our common stock is traded on The Nasdaq National Market System under the symbol “ENCY.” The last reported sale price for our common stock on The Nasdaq National Market System on June 10, 2005 was $10.16.
       Investing in these securities involves significant risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                           , 2005.

SUMMARY
About This Prospectus
      This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or continuous offering process. Under this shelf registration process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.
      A selling securityholder may be required to provide you with a prospectus supplement containing specific information about the selling securityholder and the manner in which the securities are being offered. That prospectus may include additional risk factors or other considerations applicable to that offering. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”
      You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any person to give any information or to make any representations not contained or incorporated by reference in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You should not assume the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the documents.
The Company
      Encysive is a biopharmaceutical company engaged in the discovery, development and commercialization of novel, synthetic, small molecule compounds to address unmet medical needs. Our research and development programs are predominantly focused on the treatment and prevention of interrelated diseases of the vascular endothelium and exploit our expertise in the area of the intravascular inflammatory process, referred to as the inflammatory cascade, and vascular diseases. We have successfully developed one Food and Drug Administration, or FDA, approved drug, Argatroban, for the treatment of heparin-induced thrombocytopenia, or HIT, that is marketed by GlaxoSmithKline plc, also referred to as GlaxoSmithKline, or GSK. Our lead drug candidate, Thelintm (sitaxsentan), is an endothelin receptor antagonist that has completed final Phase III clinical trials for the treatment of pulmonary arterial hypertension, or PAH. In addition, we have earlier stage clinical product candidates in development including TBC3711, a next generation endothelin receptor antagonist.
      Encysive Pharmaceuticals Inc. is incorporated in Delaware. Our principal executive offices are located at 4848 Loop Central Drive, Suite 700, Houston, Texas 77081 and our telephone number is (713) 796-8822. Our website is located at www.encysive.com. The information on our website is not part of the prospectus. In this prospectus, “Encysive,” “the company,” “we,” “us” and “our” refer to Encysive Pharmaceuticals and its subsidiaries, except where the context otherwise requires or as otherwise indicated.
The Offering

Notes	$130,000,000 aggregate principal amount of 2.50% Convertible Senior Notes Due 2012.

Maturity	The Notes will mature on March 15, 2012, unless earlier redeemed, repurchased or converted.

Interest Payment Dates	We will pay 2.50% interest per annum on the principal amount of the Notes, payable semi-annually in arrears on March 15 and September 15 of each year, starting on September 15, 2005 to holders of record at the close of business on the preceding March 1 and September 1, respectively. Interest will accrue on the Notes from and including March 16, 2005 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

Ranking	The Notes:

• will be our senior unsecured obligations, and

• will rank equally in right of payment with all of our existing and future senior unsecured indebtedness.

The Notes will be effectively subordinated to any secured indebtedness that we incur in the future and all existing and future liabilities of our subsidiaries. As of March 31, 2005, including the Notes, we had approximately $131.7 million of outstanding indebtedness and our subsidiaries had total indebtedness and other liabilities, excluding intercompany liabilities, of approximately $1.7 million. All of this indebtedness would effectively rank senior to the Notes.

Conversion Rights	The Notes will be convertible at any time prior to stated maturity into 71.7077 shares of our common stock, $0.005 par value per share, per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $13.95 per share), subject to adjustment.

Sinking Fund	None.

Redemption of Notes at our Option	Prior to March 20, 2010, the Notes will not be redeemable. On or after March 20, 2010, we may redeem for cash some or all of the Notes for a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest and additional interest, if any, to but excluding the redemption date if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date on which we mail the provisional redemption notice, which date shall be at least 20 days but no more than 60 days prior to the redemption date.

Fundamental Change	If we undergo a fundamental change (as defined in this prospectus) prior to maturity, holders of the Notes will have the right to require us to repurchase some or all of their Notes for cash at a purchase price equal to 100% of the principal amount of the Notes being repurchased, plus any accrued and unpaid interest and additional interest, if any, to but not including the repurchase date. See “Description of Notes—Fundamental change permits purchase of notes at the option of the holder.”

In addition, following certain fundamental changes, we will increase the conversion rate by a number of additional common stock or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the Notes are convertible into shares of the acquiring, continuing or surviving company, in each case as described herein. At our option, we may elect to pay the additional value represented by an increase in the conversion rate following a fundamental change in cash to holders electing to convert their Notes. See “Description of Notes—Make-whole premium in the event of a fundamental change” and “Description of Notes—Fundamental change permits purchase of notes at the option of the holder.”

Events of Default	If an event of default on the Notes has occurred and is continuing, the principal amount of the Notes plus any accrued and unpaid interest may become immediately due and payable. The amounts automatically become due and payable upon certain events of default. See “Description of Notes—Events of default.”

Registration Rights	We have agreed to:

• file, within 90 days of March 16, 2005, a shelf registration statement relating to the resale of the Notes and the underlying shares of common stock; and

• use our reasonable best efforts to cause such registration statement to become effective under the Securities Act within 180 days after March 16, 2005.

We have also agreed to use our best efforts to keep the shelf registration statement effective until the earliest of the following:

• the date the Note or shares have been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement or otherwise;

• the date when the Note or shares may be resold without restriction pursuant to Rule 144(k) under the Securities Act or any successor provision thereto; and

• the date that is two years after March 16, 2005.

If we do not comply with these requirements or certain other covenants set forth in the registration rights agreement, we must, subject to certain exceptions, pay additional interest to holders of the Notes and holders of shares of our common stock received upon conversion of the Notes. See “Description of Notes— Registration rights, additional interest.”

Use of Proceeds	We will not receive any proceeds from the sale of the Notes or the shares of common stock offered by this prospectus.

DTC Eligibility	The Notes were issued in book-entry-only form and are represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in the Notes are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their Notes for certificated securities. See “Description of Notes—Form, denomination and registration.”

Listing and Trading	The Notes are eligible for trading on The PORTAL Market. Any Notes that are sold by means of this prospectus will no longer be eligible for trading in The PORTAL Market. We do not intend to list the Notes on any securities exchange or automated quotation system. Our common stock is listed on The Nasdaq National Market under the symbol “ENCY.”

Certain United States Federal Income Tax Considerations	For a discussion of certain United States federal tax considerations relating to the purchase, ownership, conversion and disposition of the Notes and shares of common stock into which the Notes are convertible, see “Certain United States Federal Income Tax Considerations.”

Risk Factors	In analyzing an investment in the Notes offered pursuant to this prospectus, you should carefully consider, along with other matters included or incorporated by reference in this prospectus, the information set forth under “Risk Factors.”
      For a more complete description of the terms of the Notes, see “Description of Notes.” For a more complete description of our common stock, see “Description of Capital Stock—Common stock.”
Ratio of Earnings to Fixed Charges
      Our earnings were insufficient to cover fixed charges for the quarter ended March 31, 2005 and each of the fiscal years ended December 31, 2000-2004. See “Ratio of Earnings to Fixed Charges” for more information.

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not currently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. Our ability to repay the Notes could be impaired, and the trading price of our common stock could decline, due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.
Risks Related to Our Business, Industry and Strategy
There is uncertainty in the development of our products and if we do not successfully commercialize our products, we will not be profitable.
      In November 2000, we began to market our first product, Argatroban, through our agreement with GSK. However, the royalties produced to date by Argatroban have not made us profitable. To date, the majority of our resources have been dedicated to the research and development of Argatroban, Thelin and other small molecule drugs for certain vascular and related inflammatory diseases. The commercial applications of our product candidates will require further investment, research, development, preclinical and clinical testing and regulatory approvals, both foreign and domestic. We cannot assure you that we will be able to develop, produce at reasonable cost, or market successfully, any of our product candidates. Further, these product candidates may need to be delivered by means other than orally, such as intravenous or inhalation, which may prevent or limit their commercial use. All of our products will require regulatory approval before they may be commercialized. Products, if any, resulting from our research and development programs other than Argatroban and Thelin, or the use of our products in new indications, may not be commercially available for a number of years, if at all, and we cannot assure you that any successfully developed products will generate substantial revenues or that we will ever be profitable.
We have a history of losses and we may never become profitable.
      We have been unprofitable to date and expect to incur operating losses for the next several years as we invest in product research and development, preclinical and clinical testing, regulatory compliance and commercialization. At March 31, 2005, we had an accumulated deficit of approximately $255.6 million, and for the fiscal years ended December 31, 2004, 2003 and 2002 we have incurred net losses of approximately $54.7 million, $35.3 million and $23.5 million, respectively. We will require substantial additional funding to complete the research and development of our product candidates, to establish commercial scale manufacturing facilities, if necessary, and to market our products. To become profitable, we, either alone or with our collaborators, must successfully develop, manufacture and market our product candidates, or continue to identify, develop, acquire, manufacture and market other new product candidates. We may never have any significant revenues or become profitable.
If we are unable to raise additional capital when needed, we will be unable to conduct our operations and develop our potential products.
      We have financed our research and development activities and other operations primarily through public and private offerings of our common stock and from funds received through our development and funding collaborations, research agreements and partnerships. We also have received royalty revenue from sales of Argatroban. In September 2004, we sold 4,600,000 shares of common stock in a public offering and realized net proceeds of approximately $35.6 million. In March 2005, we sold $130.0 million aggregate principal amount of Notes in a private placement and realized net proceeds of approximately $125.6 million. As of March 31, 2005, we had cash, cash equivalents and investments in marketable securities of approximately $182.1 million.

      We expect to continue to incur substantial research and development expenditures as we design and develop biopharmaceutical products for the prevention and treatment of diseases of the vascular endothelium. We also anticipate that our operating expenses will increase in subsequent years because:

•	if Thelin receives regulatory approval, we will incur significant commercialization expenses;

•	we expect to incur significant expenses in conjunction with additional clinical trial costs for Thelin and expect to begin to incur costs for clinical trials related to additional compounds;

•	we expect to incur additional costs in future periods related to Argatroban in complying with ongoing FDA requirements and possible clinical trial expenditures for additional therapeutic indications; and

•	we expect to incur significant expenses, such as conducting market research and preparation of educational materials, in anticipation of receiving regulatory approval for Thelin.
      We anticipate that our existing capital resources and other revenue sources should be sufficient to fund our cash requirements for the foreseeable future. We submitted a New Drug Application, or NDA, to the FDA for Thelin in May 2005. If the FDA grants priority review status to our NDA, the timing of our expenses and cash expenditures related to the commercialization of Thelin in the U.S. could be accelerated in 2005 from future periods. We believe the effect of the acceleration of the timing of these expenditures could be offset, however, by earlier marketing of Thelin if we receive approval from the FDA.
      Our strategy for managing our capital requirements may include seeking to license rights to Thelin for select markets, while preferably retaining North American rights. However, we continue to assess the option of marketing Thelin on our own worldwide. We cannot assure you that licensing arrangements will be available on acceptable terms. As we review our research and development programs, we may also consider various measures to reduce our costs in order to effectively utilize our capital resources. In early 2003, we implemented changes to reduce our operating costs, including reducing our research and administration staff. We may make further cost reduction measures. These adjustments may include scaling back, delaying or terminating one or more research or development programs, curtailing capital expenditures or reducing business development and other operating activities. We may also consider seeking collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available or relinquishing, licensing or otherwise disposing of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable than might otherwise be available.
Endothelin antagonists as a class may generate liver and fetal abnormalities.
      Liver and fetal abnormalities have previously been recognized as complications related to the endothelin antagonist class of drug. In a follow-on extension of the Phase II study, two patients developed treatment-related hepatitis and one of these patients died. Fetal abnormalities with respect to this class of drug have been detected in animal studies. Liver abnormalities in patients treated with Thelin in the STRIDE-1 and STRIDE-2 trials reversed in all cases with discontinuation of the drug except for one patient who at last available follow-up is improved but not yet fully reversed.
      We cannot assure you that similar liver abnormalities will not occur in other clinical studies related to our endothelin development program or in commercial usage after approval. If we are unable to clearly demonstrate that Thelin provides an acceptable risk-benefit profile as compared to currently approved therapies, we are not likely to receive regulatory approval to market Thelin, which would have a material adverse affect on our ability to generate meaningful revenue or achieving profitability.
We may experience significant fluctuations in our operating results.
      We have historically experienced, and expect to continue to experience for the foreseeable future, significant fluctuations in our operating results. These fluctuations are due to a number of factors, many of which are outside of our control, and may result in volatility of our stock price. Future operating results will depend on many factors, including:

•	demand for our products;

•	cost of product sales;

•	achievement and timing of research and development milestones;

•	cost and timing of clinical trials and regulatory approvals for our products;

•	marketing and other expenses;

•	manufacturing or supply disruptions;

•	the timing of the introduction and market acceptance of new products by us or competing companies; and

•	the timing and magnitude of certain research and development expenses.
We face substantial competition that may result in others developing and commercializing products more successfully than we do.
      The biopharmaceutical industry is highly competitive. Our success will depend on our ability to develop products and apply technology and to establish and maintain a market for our products. Potential competitors in the United States and other countries include major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing and financial resources than we do. Accordingly, our competitors may develop products or other novel technologies that are more effective, safer or less costly than any that have been or are being developed by us or may obtain FDA and other applicable regulatory approval for products more rapidly than we are able.
      Should we receive regulatory approval, we will have significant competition from other companies for Thelin for the treatment of PAH These include:

•	A number of companies, including Abbott Laboratories and Myogen, Inc., have endothelin-A compounds in clinical development. While Abbott Laboratories’ compound is presently being evaluated for treatment of cancer, we cannot assure you that it will not compete with Thelin. Myogen is conducting two Phase III trials for ambrisentan in PAH. If Myogen’s compound receives regulatory approval, it will be in competition with Thelin.

•	Actelion Ltd., a biotechnology company located in Switzerland, markets Tracleer® (bosentan) for the treatment of PAH in the United States, Europe and Japan.

      In addition to endothelin antagonists, Pfizer Inc. conducted clinical trials of Revatiotm, a tradename for Viagra®, in PAH and based on the results of those trials, filed a supplemental NDA for Revatio with the FDA, which was approved in June 2005, for treatment in PAH patients. If other phosphodiesterase-5 inhibitors such as Revatio are approved for treatment in PAH patients, we believe they will be used as first-line therapy and as additive or combination therapy with endothelin antagonists.
      We have significant competition for Argatroban for the treatment of HIT. The products that compete with Argatroban include:

•	Refludan®, which was approved by the FDA in 1997 for the treatment of HIT;

•	Orgaran®, which is a low molecular weight heparinoid that has been approved for the treatment of deep vein thrombosis, but is believed to be used without an approved indication (“off-label”) for the treatment of HIT in the United States; and

•	Angiomax®, which is approved for use in the United States as an anticoagulant in patients with unstable angina undergoing percutaneous transluminal coronary angioplasty.
      We may also face competition for Argatroban in indications other than HIT, when and if such indications are approved by the FDA, including:

•	Revasc®, which is used in the treatment of deep vein thrombosis following hip surgery and has received regulatory approval in Europe;

•	Angiomax®, which is in Phase III clinical trials for acute coronary syndromes and conducting clinical trials in HIT patients;

•	Arixtra®, which is approved for the prevention of deep vein thrombosis and pulmonary embolism; and

•	Melagatran, which is being developed as a treatment for deep vein thrombosis, has completed Phase III trials and is under regulatory review.
      We cannot assure you that technological development by others will not render our products or product candidates uncompetitive or that we will be successful in establishing or maintaining technological competitiveness.
We are dependent on third parties to fund, market and develop our products, including Argatroban.
      We rely on strategic relationships with our corporate partners to provide the financing, marketing and technical support and, in certain cases, the technology necessary to develop and commercialize certain of our product candidates. We have entered into an agreement with Mitsubishi Pharma Corporation, or Mitsubishi, to license rights and technology relating to Argatroban in the United States and Canada for specified therapeutic indications. Either party may terminate the Mitsubishi agreement on 60 days notice if the other party defaults on its material obligations under the agreement, declares bankruptcy or becomes insolvent, or if a substantial portion of its property is subject to levy. Unless terminated sooner due to the above-described termination provisions, the agreement with Mitsubishi expires on the later of the termination of patent rights in a particular country or 20 years after the first commercial sale of products in a particular country. If our agreement with Mitsubishi is terminated, we will lose all rights to Argatroban including our right to receive revenues from the sale of Argatroban, which would have a material adverse effect on our business and financial condition.
      We also entered into an agreement with GSK in 1997 whereby we granted an exclusive sublicense to GSK relating to the continued development and commercialization of Argatroban. This agreement provides for the payment of royalties and certain milestone payments upon the completion of various regulatory filings and receipt of regulatory approvals. The agreement generally terminates on a country-by-country basis upon the earlier of the termination of our rights under the agreement with Mitsubishi, the expiration of applicable patent rights, or in the case of certain royalty payments, the introduction of a substantial competitor for Argatroban by another pharmaceutical company. GSK also has the right to terminate the agreement on a country by country basis by giving us at least three months written notice based on a reasonable determination by GSK that the commercial profile of the therapeutic indication in question would not justify continued development or marketing in that country. In addition, either we or GSK may terminate our agreement if the other party defaults on its obligations under the agreement, declares bankruptcy or becomes insolvent, and such default or event of default is not cured in 60 days. If our agreement with GSK is terminated, we will no longer receive royalties from GSK’s sales of Argatroban and we may experience delays and incur expenses in attempting to commercialize Argatroban.
      We have entered into a worldwide research collaboration and license agreement to discover, develop and commercialize VLA-4 antagonists with Schering-Plough Corporation and Schering-Plough Ltd., collectively referred to as Schering-Plough. Under the terms of the agreement, Schering-Plough obtained the exclusive worldwide rights to develop, manufacture and market all compounds from our library of VLA-4 antagonists, as well as the rights to a second integrin antagonist. We were responsible for optimizing a lead compound and additional follow-on compounds. Schering-Plough supported our research and reimburses us for costs associated with the worldwide product development program and commercialization of the compound. In addition to reimbursing research costs, Schering-Plough paid an upfront license fee and will pay development milestones and royalties on product sales resulting from the agreement. On June 30, 2004, Schering-Plough ended their funding of our research on a follow-on compound pursuant to the research agreement. If this agreement is terminated, we will lose Schering-Plough’s funding for development milestones and royalties on product sales resulting from the agreement.
      In April 2005, we and the other stockholders agreed to restructure the capitalization of our German affiliate Revotar Biopharmaceuticals AG, or Revotar, that was formed in 2000 to conduct research and development of novel small molecule compounds and to develop and commercialize selectin antagonists. Under the terms of the restructuring agreement, the other stockholders have agreed to contribute additional funds to Revotar, reducing our ownership of Revotar’s outstanding common stock from 55% to approximately 14%. Upon the funding of Revotar by the other stockholders, we have agreed to license our worldwide rights to bimosiamose and certain follow-on compounds to Revotar for which we could receive future royalty payments from Revotar in the event that these compounds are subsequently approved and commercialized, or licensed to a third party. This agreement can only be terminated for cause after opportunity to cure or after the patents that are the subject of the license have expired.
      Our success will depend on these and any future strategic alliances. We cannot assure you that we will satisfy the conditions required to obtain additional research or milestone payments under the existing agreements or that we can prevent the termination of these agreements. We also cannot assure you that our corporate partners will be able to provide the financing, marketing, technical support or technology to commercialize certain of our product candidates. We may not be able to enter into future strategic alliances on acceptable terms. Our corporate partners may also develop the compounds we licensed to them or other drug products that may compete with ours. The termination of any existing strategic alliances or the inability to establish additional collaborative arrangements may limit our ability to develop our technology and may have a material adverse effect on our business and financial condition.
Use of our net operating losses for reducing our income tax expenses may be limited.
      At March 31, 2005, we had net operating loss carryforwards for federal income tax purposes of $248.4 million, all of which are subject to a valuation allowance such that no deferred tax asset is reflected on our balance sheet with respect to such amounts. Such net operating losses expire during the years 2005 through 2024.
      The use of such net operating loss carryforwards and other tax attributes can be subject to an annual limitation if we experience an “ownership change” under Section 382 of the Internal Revenue Code, which generally occurs if we have a more than 50 percentage point change in the ownership of our stock in any rolling three-year period. The annual limitation is equal to our market value at the time of any such ownership change multiplied by the applicable long-term tax-exempt rate which is published monthly by the Internal Revenue Service. Any such limitation could materially limit the use of our net operating loss carryforwards and other tax attributes, perhaps causing them to expire unutilized.
      Based on our review, we do not believe that any of our net operating loss carryforwards or other tax attributes are currently subject to this limitation or that the issuance or conversion of the Notes will trigger such a limitation. However, such a determination is complex and there can be no assurance that the Internal Revenue Service could not successfully challenge our conclusion. Future events including shifts in our stock ownership could trigger such a limitation which could have the effect of materially increasing our income tax expense and cash costs for income taxes.
      Even if our net operating losses are not subject to the limitations discussed above, we may be subject to the alternative minimum tax due to statutory limitations on the use of such net operating losses in computing this tax.

Risks Relating to Clinical and Regulatory Matters
The regulatory approval process is costly and lengthy and we may not be able to successfully obtain all required regulatory approvals.
      The preclinical development, clinical trials, manufacturing, marketing and labeling of pharmaceuticals are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. We must obtain regulatory approval for each of our product candidates before marketing or selling any of them. The process of obtaining and maintaining regulatory approvals is lengthy, expensive and uncertain. It can also vary substantially, based on the type, complexity and novelty of the product. It is not possible to predict how long the approval processes of the FDA or any other applicable federal, state or foreign regulatory authority or agency for any of our products will take or whether any such approvals ultimately will be granted. Positive results in preclinical testing and/or early phases of clinical studies offer no assurance of success in later phases of the approval process. Generally, preclinical and clinical testing of products can take many years, and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval. For example, we licensed rights to Argatroban in 1993, and incurred costs, including preclinical research studies and clinical trials costs of approximately $43 million prior to its approval by the FDA in June 2000 for the treatment of thrombosis in patients with HIT. We are still incurring costs for the development of Thelin, and our costs have already exceeded the cost of developing Argatroban. To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular product candidate is safe and effective for the applicable disease. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure or conduct of clinical trials or the ability to interpret the data from the trials. Similar problems could delay or prevent us from obtaining approvals. Any delay in obtaining, or failure to obtain, approvals could adversely affect the marketing of our products and our ability to generate product revenue.
      Delays or rejections in the regulatory approval process based on the failure of clinical or other data to meet expectations, or the failure of the product to meet a regulatory agency’s requirements for safety, efficacy and quality may jeopardize the commercial launch of Thelin or other future products of ours, which would have a materially adverse impact on our ability to generate revenue and our ability to secure additional funding. Additionally, regulatory approval, if obtained, may significantly limit the indicated uses for which a product may be marketed.
      In addition, we, or the FDA or other applicable regulatory agencies, might further delay or halt our clinical trials for various reasons, including but not limited to:

•	we may fail to comply with extensive FDA or other applicable regulatory agency regulations;

•	a product candidate may not appear to be more effective than current therapies;

•	a product candidate may have unforeseen or significant adverse side effects or other safety issues;

•	the time required to determine whether a product candidate is effective may be longer than expected;

•	we may be unable to adequately follow or evaluate patients after treatment with a product candidate;

•	patients may die or experience other significant adverse effects during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to the product candidate;

•	sufficient numbers of patients may not enroll in our clinical trials; or

•	we may be unable to produce sufficient quantities of a product candidate to complete the trial.

      Any delays or difficulties in obtaining regulatory approvals or clearances for our product candidates may:

•	adversely affect the marketing of any products we develop;

•	impose significant additional costs on us;

•	diminish any competitive advantages that we may attain; and

•	limit our ability to receive royalties and generate revenue and profits.
Legislative or regulatory changes may adversely impact our business.
      The FDA has designated our product, Thelin, as an orphan drug under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of a drug. If the Orphan Drug Act is amended in this manner, the approved drug for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products.
      In addition, the United States government and other governments have shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely impact:

•	the pricing of therapeutic products and medical devices in the United States or internationally;

•	the ability of consumers residing in the United States to purchase therapeutic products and medical devices that have been imported from manufacturers and distributors located outside of the United States; and

•	the amount of reimbursement available from governmental agencies or other third-party payers.
      New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, which relate to health care availability, methods of delivery or payment for products and services, or sales, marketing or pricing may cause our revenue to decline, and necessitate revision of our research and development programs.
Our clinical trials could take longer to complete and cost more than we expect, which may result in our development plans being significantly delayed.
      We will need to conduct clinical studies of all of our product candidates; these studies are costly, time consuming and unpredictable. Any unanticipated costs or delays in our clinical studies could cause us to expend substantial additional funds or to delay or modify our plans significantly, which would harm our business, financial condition and results of operations. The factors that could contribute to such cost, delays or modifications include:

•	the cost of conducting human clinical trials for any potential product. These costs can vary dramatically based on a number of factors, including the order and timing of clinical indications pursued and the development and financial support from corporate partners; and

•	intense competition in the pharmaceutical market, which may make it difficult for us to obtain sufficient patient populations or clinician support to conduct our clinical trials as planned. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs approved for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or likely to seek patients with the same diseases as those we are studying. Competition for patients in cardiovascular disease trials is particularly intense because of the limited number of leading cardiologists and the geographic concentration of major clinical centers. As a result of all of these factors, our trials may take longer to enroll patients than we anticipate.

Even if we obtain marketing approval, our products will be subject to ongoing regulatory oversight, which may affect the success of our products.
      Any regulatory approvals that we receive for a product may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up Phase IV studies. After we obtain marketing approval for any product, the manufacturer and the manufacturing facilities for that product will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product or with the manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. We have not incurred any material expenses related to the post-marketing review of Argatroban; however, it is likely that post-marketing expenses for Thelin could be more significant than those incurred with Argatroban.
      If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Risks Related to Ongoing Operations
We are dependent on qualified personnel.
      Our success is highly dependent on our ability to attract and retain qualified scientific and management personnel. The loss of the services of the principal members of our management and scientific staff including Bruce D. Given, M.D., our President and Chief Executive Officer, and Richard A. F. Dixon, Ph.D., our Senior Vice President, Research and Chief Scientific Officer, may impede our ability to bring products to market. Drs. Given and Dixon, as well as other members of our management team and scientific staff, have employment agreements with us, which provide for initial one-year terms that renew automatically for successive additional one-year periods unless either party provides notice at least 60 days before the scheduled expiration. We do not maintain key person insurance on any members of our management team and scientific staff. Our success is also dependent on our maintaining and expanding our personnel as needs arise in the areas of research, clinical trial management, manufacturing, sales and marketing in order to commercialize products. We presently do not have a field sales force, and, assuming regulatory approval, we will need to hire and train qualified personnel in order to successfully commercialize Thelin. We face intense competition for such personnel from other companies, academic institutions, government entities and other organizations. We cannot assure you that we will be successful in hiring or retaining qualified personnel. Managing the integration of new personnel and our growth in general could pose significant risks to our development and progress.
      We also rely on consultants and advisors to assist us in formulating our research and development strategy. All our consultants and advisors are either self-employed or employed by other organizations, and they may have other commitments such as consulting or advisory contracts with other organizations that may affect their ability to contribute to us.
The hazardous material we use in our research and development could result in significant liabilities, which may exceed our insurance coverage.
      Our research and development activities involve the use of hazardous materials. While we believe that we are currently in substantial compliance with federal, state, foreign and local laws and regulations governing the use of these materials, accidental injury or contamination may occur. Any such accident or contamination could result in substantial liabilities, which could exceed our financial resources or not be covered by our general liability insurance, which has a policy limit of $7 million. We do not carry specific insurance coverage for environmental contamination. Additionally, the cost of compliance with environmental and safety laws and regulations may increase in the future.
We may be sued for product liability, which may prevent or interfere with the development or commercialization of our products.
      Because our products and product candidates are new treatments, with limited, if any, past use on humans, serious undesirable and unintended side effects, including death, may arise. We may be subject to product liability claims that are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. These claims could expose us to significant liabilities that could prevent or interfere with the development or commercialization of our products and seriously impair our financial position. Product liability insurance is generally expensive for biopharmaceutical companies such as ours. Under the agreements with Mitsubishi and GSK, we also maintain product liability insurance to cover claims that may arise from the sale of Argatroban. Our existing coverage has policy limits of up to $15 million for claims arising from clinical trials or from the sale of Argatroban. If we receive regulatory approval to sell Thelin we will need additional product liability insurance coverage, which may not be available on commercially reasonable terms. We cannot assure you that we will be able to maintain our existing insurance coverage or obtain additional coverage on commercially reasonable terms for liability arising from the use or sale of our other products, including Thelin, in the future. Also, this insurance coverage and our resources may not be sufficient to satisfy any liability resulting from product liability claims and a product liability claim may have a material adverse effect on our business, financial condition or results of operations.
Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.
      The development, manufacturing, pricing, sales, and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. As a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002, some of which have either only recently been adopted or are currently proposals subject to change. While we have developed and instituted a corporate compliance program and continue to update the program in response to newly implemented or changing regulatory requirements, we cannot assure that we are or will be in compliance with all potentially applicable regulations. If we fail to comply with any of these regulations we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.
      For example, in connection with our management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year ended December 31, 2004, and the corresponding audit of that assessment by KPMG LLP, our independent registered public accounting firm, KPMG identified significant deficiencies in our internal controls over financial reporting. None of these deficiencies was determined to be a “material weakness” in our controls, however. The Public Company Accounting Oversight Board defines a “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. We have taken the necessary steps to remedy such deficiencies in our internal controls within the required time periods and our management and KPMG concluded that as of December 31, 2004, they believed that our internals controls over financial reporting were effective. However, we cannot assure you that these measures or any future measures will enable us to avoid other significant deficiencies in the future.

Risks Relating to Product Manufacturing and Sales
We have very limited manufacturing, marketing and sales experience.
      We have very limited manufacturing, marketing and product sales experience. If we develop any additional commercially marketable products, we cannot assure you that contract manufacturing services will be available in sufficient capacity to supply our product needs on a timely basis. If we decide to build or acquire commercial scale manufacturing capabilities, we will require additional management and technical personnel and additional capital. The manufacture of pharmaceutical products, both inside and outside the United States, is highly regulated and complex. We, and the third parties we rely upon for the manufacture of our products, must comply with all applicable regulatory requirements of the FDA and foreign authorities, including current Good Manufacturing Practice regulations. The facilities used to manufacture, store and distribute our products also are subject to inspection by regulatory authorities at any time to determine compliance with regulations. These regulations are complex, and any failure to comply with them could lead to remedial action, civil and criminal penalties and delays in production or distribution of material. The process of changing or adding a manufacturer or changing a formulation requires prior FDA and/or European medical authorities’ approval and is very time-consuming. If we are unable to manage this process effectively or if an unforeseen event occurs at any facility, we could face supply disruptions that would result in significant costs and delays, undermine goodwill established with physicians and patients, damage commercial prospects for our products and adversely affect operating results.
      Upon regulatory approval, we intend to commercialize Thelin in North America, and perhaps worldwide, through our own specialty sales force. As a result, we would face a number of additional risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing a marketing or sales force may not be justifiable in light of product revenues; and

•	our direct sales and marketing efforts may not be successful.
We cannot assure you that the raw materials necessary for the manufacture of our products will be available in sufficient quantities or at a reasonable cost.
      Complications or delays in obtaining raw materials or in product manufacturing could delay the submission of products for regulatory approval and the initiation of new development programs, each of which could materially impair our competitive position and potential profitability. We cannot assure you that we will be able to enter into any other supply arrangements on acceptable terms, if at all.
We are dependent on a single supplier of Argatroban.
      At the present time, Mitsubishi is the only supplier of Argatroban in bulk form. Mitsubishi has entered into a supply agreement with GSK to supply Argatroban in bulk to meet GSK’s and our needs. Should Mitsubishi fail during any consecutive nine-month period to supply GSK with at least 80 percent of its requirements, and such requirements cannot be satisfied by existing inventories, the supply agreement with Mitsubishi provides for the nonexclusive transfer of the production technology to GSK. However, in the event Mitsubishi terminates supplying Argatroban or defaults in its supply commitment, we cannot assure you that GSK will be able to commence manufacturing of Argatroban in a timely manner or that alternate sources of bulk Argatroban will be available at reasonable cost, if at all. If GSK cannot commence the manufacturing of Argatroban or alternate sources of supply are unavailable or are not available on commercially reasonable terms, it could harm our profitability. In addition, finishing and packaging has only been arranged with one manufacturing facility in the United States. GSK has informed us that they will be finishing and packaging in a GSK facility sometime in the future.

We are dependent on a single supplier of Thelin.
      At the present time, we have contracted with a single supplier for the supply of bulk Thelin. Although the supplier has two manufacturing sites capable of producing Thelin, we cannot provide assurance that this will be adequate to insure uninterrupted supply to satisfy our needs for clinical trials and commercialization. Any disruption in supply could adversely affect our ability to conduct clinical trials or meet commercialization needs.
Our products, even if approved by the FDA or foreign regulatory agencies, may not be accepted by health care providers, insurers or patients.
      If any of our products, including Argatroban and Thelin, after receiving FDA or other foreign regulatory approval, fail to achieve or maintain market acceptance, our ability to become profitable or maintain profitability in the future will be adversely affected. We believe that market acceptance will depend on our ability to provide and maintain acceptable evidence of safety, efficacy and cost effectiveness. In addition, market acceptance depends on the effectiveness of our marketing strategy and the availability of reimbursement by government and private third-party payors for our products.
The successful commercialization of our products is dependent on pharmaceutical pricing and third-party reimbursement.
      In recent years, there have been numerous proposals to change the health care system in the United States. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject the pricing of pharmaceuticals to government control. In addition, government and private third-party payors are increasingly attempting to contain health care costs by limiting both the coverage and the level of reimbursement of drug products. Consequently, the reimbursement status of newly approved health care products is highly uncertain, and we cannot assure you that third-party coverage will be available or that available third-party coverage will enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Our long-term ability to market products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available. Third-party payors are increasingly challenging the prices of medical products and services. Furthermore, inadequate third-party coverage may reduce market acceptance of our products. Significant changes in the health care system in the United States or elsewhere could have a material adverse effect on our business and financial performance.
      Thelin belongs to a class of drug called endothelin antagonists, which may cause liver and fetal abnormalities. Tracleer® (bosentan), a product of Actelion Ltd., also belongs to this class of drug, and the FDA, as a condition for the approval of Tracleer®, required that Actelion distribute Tracleer® via a limited access program. A limited access program is a distribution system which seeks to manage the post-marketing risk of an approved medication through: (i) limited distribution of the medication through a number of specialty distributor pharmacies; (ii) registration of all practitioners prescribing the medication; (iii) registration of all patients receiving the medication; (iv) written certification by the practitioner that the medication is being prescribed for a medically appropriate use; (v) review of safety warnings with the patient by the practitioner; and (vi) an ongoing comprehensive program to monitor, collect, track and report adverse event and other safety related information from patients receiving the medication. We believe that since Thelin belongs to the same class of drug as Tracleer®, the FDA will require that Thelin be distributed though a limited access program that may make patient access and reimbursement more difficult.
Risks Relating to Intellectual Property
We may not be able to protect proprietary information and obtain patent protection.
      We actively seek patent protection for our proprietary technology, both in the United States and in other areas of the world. However, the patent positions of pharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal, scientific and factual issues. Intellectual property is an uncertain and developing area of the law that is potentially subject to significant change. Our success will depend significantly on our ability to:

•	obtain patents;

•	protect trade secrets;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from infringing on our proprietary rights.
      We cannot assure you that patents issued to or licensed by us will not be challenged, invalidated or circumvented, or that the rights granted will provide competitive advantages to us. We cannot assure you that our patent applications or pending future patent applications, if and when issued, will be valid and enforceable and withstand litigation. We cannot assure you that others will not independently develop substantially equivalent, generic equivalent or superseding proprietary technology or that an equivalent product will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. We may experience a significant delay in obtaining patent protection for our products as a result of a substantial backlog of pharmaceutical and biotechnology patent applications at the United States Patent and Trademark Office, also referred to as the PTO. Other competitors may have filed or maintained patent applications of which we may be unaware for technology used by us or covered by our pending applications. In addition, patent protection, even if obtained, is affected by the limited period of time for which a patent is effective.
      GSK currently markets Argatroban and enjoys market exclusivity pursuant to the Hatch-Waxman Act that provides protection from competition until June 30, 2005. We can obtain an extension under Hatch-Waxman until December 31, 2005 under certain circumstances pertaining to submission of pediatric data. Argatroban is currently marketed in a formulation that is covered under a formulation patent that was extended and now expires in 2014 and a process patent that expires in 2017. Following expiration of Hatch-Waxman protection, it is possible that generic manufacturers may be able to produce Argatroban without violating the formulation or process patents. In addition, Thelin is covered under a composition of matter patent that expires in 2013.
      We could also incur substantial costs in filing and prosecuting patent claims, in defending any patent infringement suits or in asserting any patent rights, including those granted by third parties, in a suit with another party. The PTO could institute interference proceedings involving us in connection with one or more of our patents or patent applications, and such proceedings could result in an adverse decision as to priority of invention. The PTO or a comparable agency in a foreign jurisdiction could also institute re-examination or opposition proceedings against us in connection with one or more of our patents or patent applications and such proceedings could result in an adverse decision as to the validity or scope of the patents. As of the date of this prospectus, there are no suits, interference proceedings, re-examination proceedings or opposition proceedings, pending or, to our knowledge, threatened against us, with respect to patents issued to or licensed by us or with respect to any patent applications filed by us.
      We may be required to obtain licenses to patents or other proprietary rights from third parties. We cannot assure you that any licenses required under any patents or proprietary rights would be made available on acceptable terms, if at all. If we are unable to obtain required licenses, we could encounter delays in product introductions while we attempt to design around blocking patents, or we could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.
We rely on compounds and technology licensed from third parties and termination of any of those licenses would result in the loss of significant rights.
      We have entered into an agreement with Mitsubishi to license Mitsubishi’s rights and technology relating to Argatroban and to license Mitsubishi’s own proprietary technology developed with respect to Argatroban. Under the agreement, Mitsubishi has the right to bring any suit or action for infringement of the patent rights granted thereunder; provided, however, if Mitsubishi fails to take action with respect to any infringement, we have the right to bring any appropriate suit or action against the infringer based upon any patent with the patent rights granted thereunder that has a claim that specifically covers a licensed product. The agreement provides us an exclusive license to use and sell Argatroban in the United States and Canada for all cardiovascular, renal, neurological and immunological purposes other than use for the coating of stents. We are required to pay Mitsubishi specified royalties on net sales of Argatroban by us and our sublicensees after its commercial introduction in the United States and Canada. During 2000, we signed an additional agreement with Mitsubishi that provides us with royalties on sales of Argatroban in certain European countries, up to a total of $5.0 million in milestones for the development of ischemic stroke and certain other provisions. During 2001, we received $2.0 million of these milestones less certain Japanese withholding taxes. Additional milestones are dependent on further development of Argatroban in the indication of ischemic stroke. During 2002, we completed a Phase II human clinical trial for Argatroban as a monotherapy treatment for acute ischemic stroke. The clinical trial met the primary safety endpoint and showed positive results in the secondary safety endpoint. In light of a lack of an overall efficacy trend and the high risk and high costs associated with stroke trials, it is unlikely that we will proceed independently with a full Phase III program. Either party may terminate the agreement with Mitsubishi on 60 days notice if the other party defaults in its material obligations under the agreement, declares bankruptcy or becomes insolvent, or if a substantial portion of its property is subject to levy. We are currently in compliance with respect to the material obligations under the agreement. Unless terminated sooner, the agreement with Mitsubishi expires on the later of termination of patent rights in a particular country or 20 years after first commercial sale of products in a particular country. If our agreement with Mitsubishi is terminated, we will lose the rights to Argatroban including our right to receive revenues from the sale of Argatroban, which would have a material adverse effect on our business and financial condition.
If we are unable to keep our trade secrets confidential, our technology and information may be used by others to compete against us.
      We rely significantly on trade secrets, know-how and continuing technological advancement to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with our employees and consultants, which contain assignment of invention provisions. Notwithstanding these agreements, others may gain access to these trade secrets, such agreements may not be honored and we may not be able to protect effectively our rights to our unpatented trade secrets. Moreover, our trade secrets may otherwise become known or independently developed by our competitors.
Failure to avoid infringement of others’ intellectual property rights could impair our ability to manufacture and market our products.
      We cannot guarantee that our products or product candidates will be free of claims by third parties alleging that we have infringed their intellectual property rights. Any such claim could be expensive and time-consuming to defend, and an adverse litigation result or a settlement of litigation could require us to pay damages, obtain a license from the complaining party or a third party, develop non-infringing alternatives or cease using the asserted intellectual property right. Any such result could adversely affect our ability to operate profitably.
      There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third party intellectual property on commercially reasonable terms, if at all, successfully develop non-infringing alternatives on a timely basis, or license non-infringing alternatives, if any exist, on commercially reasonable terms, if at all. Any significant intellectual property impediment to our ability to develop or commercialize our products could significantly harm our business and prospects.

Risks Related to the Notes and Our Common Stock
We may not have the ability to raise the funds necessary to repurchase the Notes upon a fundamental change, as required by the indenture governing the Notes.
      Following a fundamental change as described under “Description of Notes—Fundamental change permits purchase of notes at the option of the holder,” holders of Notes may require us to repurchase their Notes for cash. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any Notes tendered by holders for repurchase on any of these dates or upon a fundamental change. Our failure to repurchase the Notes when required would result in an event of default with respect to the Notes.
The price of the Notes and the underlying common stock is likely to continue to be volatile in the future.
      The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In particular, the market price of our common stock, like that of the securities of other biopharmaceutical companies, has been and may be highly volatile. During the period from January 1, 2003 to June 10, 2005, our stock price has ranged from a low of $0.72 per share (on February 20, 2003) to a high of $12.45 per share (on February 14, 2005). As the Notes are convertible into shares of our common stock, volatility or depressed prices of our common stock could have a similar effect on the trading price of the Notes. The following factors, among others, may affect the price of the Notes and the underlying common stock:

•	fluctuations in our financial results;

•	announcements of technological innovations or new commercial products or procedures by us or our competitors;

•	governmental regulations and regulatory developments in both the United States and foreign countries affecting us or our competitors;

•	announcements of actual or potential medical results relating to products under development by us or our competitors’ products;

•	disputes relating to patents or other proprietary rights affecting us or our competitors;

•	public concern as to the safety of products developed by us or other biotechnology and pharmaceutical companies;

•	general market conditions;

•	fluctuations in price and volume in the stock market in general, or in the trading of the stock of biopharmaceutical and biotechnology companies in particular, that are unrelated to our operating performance;

•	issuances of securities in equity, debt or other financings;

•	sales of common stock by existing stockholders; and

•	the perception that such issuances or sales could occur.
The Notes are effectively subordinated to any existing and future secured indebtedness and structurally subordinated to existing and future liabilities and other indebtedness of our subsidiaries.
      The Notes are our general, unsecured obligations. The Notes are effectively subordinated to any existing and future secured indebtedness we may have, and structurally subordinated to any existing and future liabilities and other indebtedness of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations, and letter of credit obligations. The Notes do not restrict us from incurring senior secured debt in the future or having our subsidiaries guarantee our indebtedness, nor do they limit the amount of indebtedness we can issue or incur that is equal in right of payment.

We may incur additional indebtedness in the future. Increased leverage resulting from the offering, and any future indebtedness, could adversely affect our business and our ability to make full payment on the Notes and may restrict our operating flexibility.
      At March 31, 2005, we had approximately $131.7 million of outstanding indebtedness. In the future, we may obtain additional long-term debt and working capital lines of credit to meet future financing needs, which would have the effect of increasing total leverage. We are not restricted under the terms of the indenture governing the Notes from incurring additional debt or repurchasing our securities. In addition, the limited covenants applicable to the Notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations.
      Our level of indebtedness could have important consequences to you, because:

•	it could affect our ability to satisfy our obligations under the Notes;

•	a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion or general corporate or other purposes;

•	it may impair our ability to obtain additional financing in the future;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	it may make us more vulnerable to downturns in our business, our industry or the economy in general.
We have made only limited covenants in the indenture, which may not protect your investment if we experience significant adverse changes in our financial condition or results of operations.
      The indenture governing the Notes does not:

•	require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow, or liquidity and, therefore, will not protect holders of the Notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability or the ability of any of our subsidiaries to incur additional indebtedness, including indebtedness that is senior or equal in right of payment to the Notes;

•	restrict our ability to pledge our assets or those of our subsidiaries;

•	restrict our ability to pay dividends or make other payments in respect of the common stock or other securities ranking junior to the Notes or make investments; or

•	restrict our ability to issue new securities.
      Such events may, however, result in an adjustment to the conversion price as described under “Description of Notes—Adjustments to conversion rate.” The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change of control, except as described under “Description of Notes—Fundamental change permits purchase of notes at the option of the holder,” to the extent applicable.
If an active trading market for the Notes does not develop, then the market price of the Notes may decline or you may not be able to sell your Notes.
      The Notes are a new issue of securities for which there is currently no public market. We have not listed the Notes on any national securities exchange or automated quotation system. The Notes have been sold to qualified institutional buyers under Rule 144A. The Notes are eligible for trading in the PORTAL Market. We cannot assure you that an active or sustained trading market for the Notes will develop or that the holders will be able to sell their Notes. The initial purchasers have informed us that they intend to make a market in the Notes. However, the initial purchasers may cease their market making activities at any time.
      Moreover, even if you are able to sell your Notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock, and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the Notes will be subject to disruptions which may have a negative effect on the holders of the Notes, regardless of our prospects or financial performance.
Our Notes may not be rated or may receive a lower rating than anticipated by investors, which could cause a decline in the liquidity or market price of the Notes.
      If one or more rating agencies rates the Notes and assigns the Notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the Notes may be adversely affected.
The number of shares of our common stock eligible for future sale could adversely affect the market price of our stock.
      As of June 10, 2005, we have reserved approximately 9.2 million shares of common stock for issuance upon exercise of options under our stock option plans. All of these shares of common stock are registered for sale or resale on currently effective registration statements. The issuance of a significant number of shares of common stock upon the exercise of stock options or the sale of a substantial number of shares of common stock under Rule 144 or otherwise, could adversely affect the market price of the common stock.
We may issue additional securities and thereby materially and adversely affect the price of our common stock.
      We are not restricted from issuing additional common stock, preferred stock, or securities convertible into or exchangeable for common stock, prior to maturity of the Notes. If we issue additional shares of common stock, shares of preferred stock, or convertible or exchangeable securities, the price of our common stock and, in turn, the price of the Notes may be materially and adversely affected.
The adjustment to the conversion price upon the occurrence of certain types of fundamental changes may not adequately compensate you for the lost option time value of your Notes as a result of such fundamental change and may not be enforceable.
      If certain types of fundamental changes occur on or prior to maturity of the Notes, we will adjust the conversion price of the Notes to increase the number of shares issuable upon conversion. The number of additional shares to be issued will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the fundamental change as described under “Description of Notes—Make-whole premium in the event of a fundamental change.” While this adjustment is designed to compensate you for the lost option time value of your Notes as a result of certain types of fundamental changes, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the fundamental change is less than $10.33 or more than $50.00 (subject to adjustment), there will be no such adjustment. Furthermore, our obligation to make the adjustment could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
Conversion of the Notes will dilute the ownership interest of existing stockholders.
      The conversion of some or all of the Notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could depress the price of our common stock.
There is limited protection in the event of a change of control.
      The requirement that we offer to repurchase the Notes upon a change of control is limited to the transactions specified in the definition of a “fundamental change” under “Description of Notes—Fundamental change permits purchase of notes at the option of the holder.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of our common stock but would not constitute a change of control. In addition, should a “fundamental change” occur, no assurance can be given that we will have sufficient funds available to purchase Notes which are tendered for repurchase. A failure by us to repurchase tendered Notes will constitute an event of default under the indenture.
We do not intend to pay cash dividends on our common stock in the foreseeable future.
      We have never declared or paid any cash dividends on our common stock, and we currently do not anticipate paying any cash dividends in the foreseeable future. Because we do not anticipate paying cash dividends for the foreseeable future; holders who convert their Notes into shares of our common stock will not realize a return on their investment unless the trading price of our common stock appreciates, which we cannot assure.
You may have to pay United States taxes if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.
      We will adjust the conversion rate of the Notes for stock splits and combinations, stock dividends, certain cash dividends and certain other events that affect our capital structure. See “Description of Notes—Adjustments to conversion rate.” If we adjust the conversion rate, you may under certain circumstances be treated as having received a constructive distribution from us resulting in taxable income to you for United States federal income tax purposes, even though you would not have received any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. See “Certain United States Federal Income Tax Considerations.”
Certain anti-takeover provisions in our certificate of incorporation and Delaware law and our rights plan, and severance provisions of our employment agreements may deter or prevent a change in control of our company and result in the entrenchment of management, even if that change would be beneficial to our stockholders.
      Our Certificate of Incorporation and Section 203 of the Delaware General Corporation Law contain certain provisions that may delay or prevent an attempt by a third party to acquire control of us. These provisions in our Certificate of Incorporation include:

•	authorizing the issuance of “blank check” preferred stock;

•	limiting the ability of stockholders to call a special meeting of stockholders by requiring the written request of the holders of at least 51% of our outstanding common stock; and

•	establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholder meetings.
      We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder.

      In January 2002, we adopted a rights plan that may delay or prevent such attempt by a third party to acquire control of us without obtaining our agreement to redeem the rights; if our agreement to redeem the rights is not obtained, the third party would suffer substantial dilution. In addition, the severance provisions of employment agreements with certain members of management could impede an attempted change of control by a third party and result in the entrenchment of management. These provisions include:

•	the lump-sum payment to certain members of our management team of up to one year’s annual base salary and a pro rata bonus in the event of a termination by us without “cause” or by the management team member for “good reason”;

•	the continued vesting and exercisability of all stock options and restricted stock during specified periods after the termination by us without “cause” or by the management team member for “good reason”;

•	the lump-sum payment to certain members of our management team of up to three years’ annual base salary and bonus in the event of a termination by us without “cause” or by the management team member for “good reason” within two years of a “change in control” of us;

•	gross-up payments for certain income taxes on lump-sum payments; and

•	the continuation of certain other benefits for periods of up to three years.
      In the event of the termination by us without “cause” or by the management team member for “good reason” of all of these members of management within two years of a “change in control” of us, the base salary and annual bonus portions of these employment agreements would aggregate approximately $7.1 million at the current rate of compensation.

WHERE YOU CAN FIND MORE INFORMATION
      This prospectus constitutes a part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC, and each such statement is qualified by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge.
      We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.
      We are incorporating by reference in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2004;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2005;

•	our current reports on Form 8-K filed on January 6, 2005, January 18, 2005, January 25, 2005, February 14, 2005, March 9, 2005, March 11, 2005, March 17, 2005, April 26, 2005 and May 25, 2005;

•	the description of our common stock contained in our registration statement on Form 8-A filed on June 18, 2001 and including any other amendments or reports filed for the purpose of updating such description; and

•	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A filed on January 3, 2002.
      You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address and telephone number:
Encysive Pharmaceuticals Inc.
4848 Loop Central Drive, Suite 700
Houston, Texas 77081
(713) 796-8822
Attention: Investor Relations
      All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information in those documents that are deemed by the rules of the SEC to be furnished but not filed) after the date of this filing and before the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS
      This prospectus, including the information we incorporate by reference, contains forward-looking statements. The words “may,” “will,” “should,” “could,” “plan,” “expect,” “anticipate,” “believe,” “continue,” “estimate,” “project,” “intend,” “potential” and similar expressions used in this prospectus are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent our management’s judgment regarding future events. All statements, other than statements of historical fact, included in and incorporated by reference into this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding our estimate of the sufficiency of our existing capital resources, our ability to raise additional capital to fund cash requirements for future operations, timelines for initiating new clinical trials, planned announcements of clinical data, the possibility of obtaining regulatory approval, our ability to manufacture and sell any products, potential drug candidates, their potential therapeutic effect, market acceptance or our ability to earn a profit from sales or licenses of any drug candidate, our ability to discover new drugs in the future, and our ability to establish future collaborative arrangements are all forward-looking in nature. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot give any assurance that such expectations reflected in these forward-looking statements will prove to have been correct, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

•	our failure to achieve positive results in clinical trials or receive required regulatory approvals;

•	our failure to successfully commercialize our products;

•	our inability to manufacture our products;

•	variability of our revenue;

•	our ability to enter into future collaborative agreements;

•	uncertainty regarding our patents and patent rights;

•	compliance with current or prospective governmental regulation;

•	technological change; and

•	general economic conditions.
      You should read these forward-looking statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. You should be aware that the occurrence of any of the events described in “Risk Factors” and other sections of this prospectus and in the other documents we have filed with the SEC and that are incorporated herein by reference, including “Business,” “Additional Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 10-K for the fiscal year ended December 31, 2004, could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, you could lose all or part of your investment.
      All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this prospectus after the date of this prospectus.

USE OF PROCEEDS
      We will not receive any proceeds from the sale by the selling securityholders of the Notes or the shares of common stock issued upon conversion of the Notes.
PRICE RANGE OF OUR COMMON STOCK
      Our common stock trades on the Nasdaq National Market under the symbol “ENCY.” The following table sets forth the quarterly range of high and low last reported sales prices of our common stock on The Nasdaq National Market for the periods indicated:

	High	Low

Year ended December 31, 2003
First Quarter	$1.57	$0.72
Second Quarter	4.94	1.16
Third Quarter	6.72	3.02
Fourth Quarter	9.10	5.85
Year ending December 31, 2004
First Quarter	$10.93	$8.56
Second Quarter	11.75	7.32
Third Quarter	9.48	5.00
Fourth Quarter	11.94	6.39
Year ending December 31, 2005
First Quarter	$12.45	$8.68
Second Quarter (through June 10, 2005)	10.60	9.20
On June 10, 2005, the last reported sale price of the common stock as quoted on the Nasdaq National Market was $10.16 per share.
DIVIDEND POLICY
      We have never declared or paid dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any future earnings to finance our growth strategy and ongoing business. Payment of future dividends, if any, will be at the discretion of the board of directors after reviewing various factors, including our financial condition and operating results, current and anticipated cash needs and restrictions which may be in effect in any future financing agreement.
RATIO OF EARNINGS TO FIXED CHARGES
      Our ratio of earnings to fixed charges for each of the periods shown is as follows:

		Year Ended December 31,
	Quarter Ended
	March 31, 2005	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	For the quarter ended March 31, 2005 and the years ended December 31, 2004, 2003, 2002, 2001, and 2000, earnings were insufficient to cover fixed charges by $17.5 million, $55.3 million, $36.4 million, $24.7 million, $19.9 million and $3.5 million, respectively.
      The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, “earnings available for fixed charges” consist of income (loss) from continuing operations before income taxes and minority interest in consolidated subsidiaries plus fixed charges. “Fixed charges” consist of interest expense.

DESCRIPTION OF NOTES
      The Notes were issued under an indenture between us and The Bank of New York Trust Company, N.A., as trustee, on March 16, 2005. The terms of the Notes include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers. As used in this section, the words “we,” “us,” “our” or “Encysive” refer to Encysive Pharmaceuticals Inc. and not our subsidiaries. Unless the context requires otherwise, the term “interest” includes “additional interest.”
      The following description of provisions of the Notes is not complete and is subject to, and qualified in its entirety by reference to, the Notes, the indenture and the registration rights agreement. You may request a copy of any of the foregoing documents from the trustee.
General
      The Notes will be our senior unsecured obligations and are convertible into shares of our common stock as described under “—Conversion rights” below. The Notes will be initially limited to $130.0 million aggregate principal amount and will mature on March 15, 2012, unless earlier repurchased by us at our option beginning on March 20, 2010 or at the option of the holder upon the occurrence of a fundamental change (as defined below under “—Fundamental change permits purchase of notes at the option of the holder”).
      The Notes will bear interest from March 16, 2005 at the rate of 2.50% per year. Interest is payable semi-annually on March 15 and September 15 of each year beginning on September 15, 2005, to holders of record at the close of business on the preceding March 1, and September 1, respectively. We may pay interest on Notes represented by certificated Notes by check mailed to such holders. However, a holder of Notes with an aggregate principal amount in excess of $5.0 million will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will cease to accrue on a note upon its maturity, conversion or purchase by us.
      Principal will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York. See “—Form, denomination and registration” below.
      We may, without the consent of the holders, increase the principal amount of the Notes by issuing additional notes under the indenture in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the Notes offered hereby, provided that such additional notes must be part of the same issue as the Notes offered hereby for United States federal income tax purposes. The Notes offered by this prospectus and any additional Notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture.
      The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the occurrence of indebtedness. The indenture also does not contain any covenants or other provisions that afford protection to holders of Notes in the event of a highly leveraged transaction or a fundamental change of Encysive except to the extent described under “—Fundamental change permits purchase of notes at the option of the holder” below.
Conversion rights
      The holders of Notes may, at any time prior to the close of business on the final maturity date of the Notes, convert any outstanding Notes (or portions thereof) into shares of our common stock, initially convertible at a conversion rate of 71.7077 shares of our common stock per $1,000 principal amount of Notes, which is equal to an initial conversion price of approximately $13.95 per share.

      The conversion rate is subject to adjustment upon the occurrence of those events described in “—Adjustments to conversion rate” below. Holders may convert Notes only in denominations of $1,000 and integral multiples of $1,000. If we call Notes for redemption, you may convert the Notes only until the close of business on the second business day immediately preceding the redemption date unless we fail to pay the redemption price. Except as described below in “—Adjustments to conversion rate,” no adjustment will be made on conversion of any Notes for interest accrued thereon or dividends paid on any shares of our common stock. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and any accrued and unpaid interest. Any accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. In addition, a holder may be entitled to receive a make-whole premium as described under “—Make-whole premium in the event of a fundamental change” below.
      If Notes are converted after a record date but prior to the next succeeding interest payment date, holders of such Notes at the close of business on the record date will receive the interest payable on such Notes on the corresponding interest payment date notwithstanding the conversion. Such Notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the principal amount of Notes being converted. We are not required to issue fractional shares of common stock upon conversion of Notes and instead will pay a cash adjustment based upon the market price of the common stock on the last trading day before the date of the conversion.
      A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the Notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the shares of common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid, if any note is converted prior to the expiration of the holding period applicable for sales thereof under Rule 144(k) under the Securities Act (or any successor provision), the shares of common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied.
Ranking
      The Notes are our senior unsecured obligations and rank equal in priority with all of our existing and future senior unsecured indebtedness. However, the Notes are effectively subordinated to our existing and future secured indebtedness to the extent of the assets securing such indebtedness. As of December 31, 2004, we had no outstanding indebtedness and our subsidiaries had approximately $1.7 million of indebtedness and other obligations that would effectively rank senior to the Notes. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of Encysive’s subsidiaries; could limit its ability to obtain cash from its subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the Notes. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the Notes to participate in those assets will be subject to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that Encysive is recognized as a creditor of that subsidiary, in which case its claims would still be subordinate to any security interests in the assets of that subsidiary.
Optional redemption by us
      Prior to March 20, 2010, the Notes will not be redeemable. Beginning on March 20, 2010, we may redeem the Notes in whole or in part for cash at any time at a redemption price equal to 100 percent of the principal amount of the Notes plus any accrued and unpaid interest and additional interest, if any, on the Notes to but not including the redemption date, if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date on which we mail the redemption notice. We must make these payments on all Notes called for redemption, including Notes converted after the date we mailed the redemption notice.
      We will give at least 20 days but not more than 60 days notice of redemption by mail to holders of Notes. Notes or portions of Notes called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.
      If we do not redeem all of the Notes, the trustee will select the Notes to be redeemed in principal amount of $1,000 or in whole multiples thereof, by lot or on a pro rata basis or by another method that the trustee considers fair and appropriate. If any Notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of your Notes is selected for partial redemption and you convert a portion of your Notes, the converted portion will be deemed to be taken from the portion selected for redemption.
Make-whole premium in the event of a fundamental change
      If and only to the extent you elect to convert your Notes in connection with a transaction described under the second bullet point of the change of control definition as described below under “—Fundamental change permits purchase of notes at the option of the holder” that occurs on or prior to stated maturity, pursuant to which five percent or more of the consideration for shares of our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a United States national securities exchange or the Nasdaq National Market, we will provide a make-whole premium by increasing the conversion rate for the Notes surrendered for conversion by a number of additional shares (the “additional shares”) as described below.
      The number of additional shares will be determined by reference to the table below, based on the date on which such change of control transaction becomes effective (the “effective date”) and the price paid per share for our common stock in such fundamental change transaction (the “share price”). If holders of shares of our common stock receive only cash in such fundamental change transaction, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing prices of our common stock on the five trading days prior to but not including the effective date of such fundamental change transaction.
      At our option, in lieu of increasing the conversion rate as described in this section in the event of a fundamental change transaction, we may elect to make a cash payment in respect of the make-whole premium. Such cash payment to any holder electing to convert its Notes would be equal to the number of additional shares issuable upon conversion determined by reference to the table below multiplied by the effective share price of the transaction which constitutes a change in control. Any such election by us will be disclosed in the notice that we are required to provide to all record holders of Notes within 30 days after the occurrence of the fundamental change. Once this notice has been provided, we may not modify or withdraw our election.
      In the event a fundamental change transaction occurs which would entitle holders of the Notes to payment of the make-whole premium, the make-whole premium will be paid to holders who convert their Notes at any time from and after the earlier of the date of the first public announcement that such a transaction will constitute a change in control transaction or that we have entered into a definitive agreement which will result in such a fundamental change transaction until and including the fifteenth day after the effective date of such fundamental change transaction. The make-whole premium will be delivered to holders who convert their Notes on the later of (1) the date the holder surrenders the note for conversion and (2) the fifth business day following the effective date.

      The share prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the Notes is adjusted, as described below under “—Adjustments to conversion rate.” The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Adjustments to conversion rate.”
      The following table sets forth the hypothetical share price and number of additional shares to be issuable per $1,000 principal amount of Notes:

	$10.35	$12.50	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00	$42.50	$45.00	$47.50	$50.00

Effective Date
March 11, 2005	25.10	18.61	13.70	10.49	8.28	6.68	5.50	4.59	3.88	3.32	2.86	2.49	2.17	1.91	1.69	1.50	1.33
March 15, 2006	25.10	18.48	13.26	9.88	7.73	6.09	4.99	4.12	3.44	2.91	2.46	2.16	1.88	1.62	1.41	1.27	1.11
March 15, 2007	25.10	18.09	12.51	9.14	7.05	5.37	4.36	3.45	2.84	2.36	1.99	1.73	1.49	1.26	1.09	0.98	0.84
March 15, 2008	25.10	17.45	11.73	8.23	5.98	4.47	3.43	2.69	2.15	1.74	1.44	1.20	1.01	0.86	0.74	0.64	0.56
March 15, 2009	25.10	16.48	10.26	6.60	4.38	2.99	2.10	1.53	1.14	0.88	0.69	0.56	0.46	0.39	0.33	0.29	0.25
March 20, 2010	25.10	15.26	7.18	2.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
March 15, 2011	25.10	14.33	6.70	2.09	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
March 15, 2012	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
      The exact share prices and effective dates may not be set forth in the table above, in which case:

•	If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year.

•	If the share price is in excess of $50.00 per share (subject to adjustment), no additional shares will be issuable upon conversion.

•	If the share price is less than $10.33 per share (subject to adjustment), no additional shares will be issuable upon conversion.
      Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion per $1,000 principal amount of Notes exceed 96.8054, subject to adjustments in the same manner as the conversion rate as set forth under “—Adjustments to conversion rate.”
      Our obligation to satisfy the make-whole requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
Conversion after a public acquirer change of control
      Notwithstanding the foregoing, in the case of a public acquirer change of control (as defined below), we may, in lieu of paying a make-whole premium as described in “—Make-whole premium in the event of a fundamental change” above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the Notes will be entitled to convert their Notes (subject to the satisfaction of the conditions to conversion described under “—Conversion rights”) into a number of shares of public acquirer common stock (as defined below) by adjusting the conversion rate in effect immediately before the public acquirer change of control by a fraction:

•	the numerator of which will be (i) in the case of a consolidation, amalgamation, merger or binding share exchange, pursuant to which our common stock are converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of our common shares or (ii) in the case of any other public acquirer change of control, the average of the last reported sale price of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control; and

•	the denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.

      A “public acquirer change of control” means any event constituting a “change of control” that would otherwise obligate us to pay a make-whole premium as described above under “—Make-whole premium in the event of a fundamental change” and the acquirer (or any entity that is a directly or indirectly wholly-owned subsidiary of the acquirer or of which the acquirer is a directly or indirectly wholly-owned subsidiary) has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such event (the “public acquirer common stock”).
      After the adjustment of the conversion rate in connection with a public acquirer change of control, the conversion rate will be subject to further similar adjustments in the event that any of the events described in “—Adjustments to conversion rate” below occur thereafter.
      Upon a public acquirer change of control, if we so elect, holders may convert their Notes at the adjusted conversion rate described in the third preceding paragraph but will not be entitled to the make-whole premium described under “—Make-whole premium in the event of a fundamental change.” We are required to notify holders of our election in our notice to holders of such transaction. Upon a public acquirer change of control, holders may convert their Notes during the period and in accordance with the procedures described under “—Conversion rights.” In addition, the holder can also, subject to certain conditions, require us to repurchase all or a portion of its Notes as described under “—Fundamental change permits purchase of notes at the option of the holder” below.
Adjustments to conversion rate
      The initial conversion rate will be adjusted for certain events, including:

•	the issuance, of our common stock as a dividend, bonus issue or other distribution on our common stock and certain subdivisions and consolidations of our common stock;

•	the issuance to all holders of our common stock of certain rights or warrants entitling them for a period of not more than 45 days to purchase shares of our common stock at less than the market price of our common stock on the trading day immediately preceding the time of announcement of such issuance;

•	the dividend, bonus issue or other distribution to all holders of our common stock or shares of our capital stock (other than common stock), evidences of indebtedness or assets (including securities, but excluding (A) those rights and warrants referred to above, (B) dividends, bonus issue and other distributions in connection with a reclassification, amalgamation, consolidation, statutory share exchange, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or (C) dividends or distributions paid exclusively in cash);

•	dividends or other distributions consisting exclusively of cash to all holders of our common stock; and

•	the purchase of shares of our common stock pursuant to a tender offer or exchange offer made by Encysive or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with any cash and the fair market value of any other consideration paid in any other tender offer by Encysive or any of its subsidiaries for our common stock expiring within the 12 months preceding the expiration of such tender offer for which no adjustment has been made, exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made.

      Subject to the provisions of the indenture, if we distribute cash in accordance with the fourth bullet point above, then we will generally increase the conversion rate so that it equals the rate determined by multiplying the conversion rate in effect immediately before the close of business on the record date for the cash distribution by a fraction whose numerator is the “current market price” (as defined in the indenture) per share of our common stock on the record date and whose denominator is that “current market price” less the per share amount of the distribution. The new conversion rate will take effect immediately after the record date fixed for determination of the stockholders entitled to receive such distribution. However, we will not adjust the conversion rate pursuant to this provision to the extent that the adjustment would reduce the conversion price below $0.01.
      “Current market price” per share of our common stock on a date of determination generally means the average of the closing sale prices of our common stock for the 10 consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purposes of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution. We will make adjustments to the current market price in accordance with the indenture to account for the occurrence of certain events during the 10 consecutive trading day period.
      If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

•	we will not adjust the conversion rate pursuant to the bullet points above until the earliest of these triggering events occurs; and

•	we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.
      No adjustment in the conversion rate will be required unless such adjustment would require a change of at least one percent in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing. We will not make any adjustment if holders of Notes are entitled to participate in the transactions described above.
      In the case of:

•	any reclassification or change of our common stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or consolidation) or

•	an amalgamation, consolidation, statutory share exchange, merger or combination involving Encysive or

•	a sale or conveyance to another corporation of all or substantially all of Encysive’s property and assets, in each case as a result of which holders of shares of common stock are entitled to receive shares, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the Notes then outstanding will be entitled thereafter to convert those Notes into the kind and amount of shares, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification, amalgamation, consolidation, merger, combination, sale or conveyance had such Notes been converted into our common stock immediately prior to such reclassification, amalgamation, consolidation, merger, combination, sale or conveyance (subject to our right to elect to adjust the conversion rate and the related conversion obligation as set forth in “—Conversion after a public acquirer change of control”).

      We may not become a party to any such transaction unless its terms are consistent with the foregoing.
      If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion rate, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a deemed taxable dividend to the holders of the Notes. See the section of this prospectus entitled “Certain United States Federal Income Tax Considerations.”
      Subject to applicable Nasdaq Marketplace rules regarding shareholder approval, we may from time to time, to the extent permitted by law, increase the conversion rate of the Notes by any amount for any period of at least 20 days. In that case we will give at least 15 days’ notice of such increase. We may make such increases in the conversion rate, in addition to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any distribution of shares (or rights to acquire shares) or from any event treated as such for income tax purposes.
      Holders of the Notes will receive, upon conversion of the Notes, in addition to our common stock, the rights under our existing rights plan or, if we amend our rights plan or adopt a new rights plan while Notes remain outstanding, the rights under that rights plan as so amended or replaced unless, prior to the conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common stock, in which case the applicable conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common stock, evidences of indebtedness or assets described in the third bullet point of the first paragraph of this section, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.
Fundamental change permits purchase of notes at the option of the holder
      If a fundamental change (as defined below) occurs, each holder of Notes will have the right to require us to repurchase all of that holder’s Notes, or any portion of those Notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice of a fundamental change at a repurchase price equal to 100 percent of the aggregate principal amount of the Notes to be repurchased, together with interest and additional interest damages, if any, accrued and unpaid to, but excluding, the repurchase date. If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the Notes on the relevant record date.
      Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of record of Notes, as provided in the indenture, stating among other things, the occurrence of a fundamental change and of their resulting purchase right. We must also deliver a copy of our notice to the trustee.
      In order the exercise the purchase right upon a fundamental change, a holder must deliver prior to the fundamental change purchase date a fundamental change purchase notice stating among other things:

•	if certificated Notes have been issued, the certificate numbers of the Notes to be delivered for purchase;

•	the portion of the principal amount of Notes to be purchased, in integral multiples of $1,000; and

•	that the Notes are to be purchased by us pursuant to the applicable provisions of the Notes and the indenture.
      If the Notes are not in certificated form, a holder’s fundamental change purchase notice must comply with appropriate DTC procedures.

      A holder may withdraw any fundamental change purchase notice upon a fundamental change by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn Notes;

•	if certificated Notes have been issued, the certificate numbers of the withdrawn Notes; and

•	the principal amount, if any, of the Notes which remains subject to the fundamental change purchase notice.
      In connection with any purchase offer in the event of a fundamental change, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.
      Payment of the fundamental change purchase price for a Note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the Note, together with necessary endorsements, to the paying agent at any time after delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for the Note will be made promptly following the later of the fundamental change purchase date or the time of book-entry transfer or delivery of the Note.
      If the paying agent holds money sufficient to pay the fundamental change purchase price of the Note on the fundamental change purchase date in accordance with the terms of the indenture, then, immediately after the fundamental change purchase date, the Note will cease to be outstanding and interest on such Note will cease to accrue, whether or not the Note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change purchase price upon delivery of the Note.
      A “fundamental change” will be deemed to have occurred upon a change of control or a termination in trading.
      A “change of control” will be deemed to have occurred at such time after the original issuance of the Notes when the following has occurred:

•	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, through a purchase, amalgamation, merger or other acquisition transaction, of 50 percent or more of the total voting power of the total outstanding voting shares of Encysive other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	Encysive consolidates with, or amalgamates or merges with or into, another person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with or amalgamates or merges with or into Encysive, other than:

•	any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of Encysive’s outstanding capital stock and (B) pursuant to which holders of Encysive’s capital stock immediately prior to the transaction have the entitlement to exercise; directly or indirectly, 50 percent or more of the total voting power of all Encysive’s capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction,

•	any amalgamation or merger solely for the purpose of changing Encysive’s jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding common stock solely into shares of common equity of the surviving or continuing entity, or

•	any transaction in which at least 95% of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions otherwise constituting a change of control consists of shares of common equity traded on a U.S. national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with the fundamental change, and as a result of such transaction or transactions the Notes become convertible solely into such shares of common equity;

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted the board of directors of Encysive (together with any new directors whose election to such board of directors, or whose nomination for election by stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of Encysive then in office; or

•	Encysive’s stockholders pass a special resolution approving a liquidation or dissolution and no additional approvals of stockholders are required under applicable law to cause a liquidation or dissolution.
      The definition of change of control includes a phrase relating to the conveyance, transfer, lease, or other disposition of “all or substantially all” of Encysive’s assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a conveyance, transfer, lease, or other disposition of less than all of Encysive’s assets may be uncertain.
      A “termination in trading” will be deemed to have occurred if our common stock (or other common stock into which the Notes are then convertible) are neither listed for trading on a United States national or regional securities exchanges nor approved for trading on the Nasdaq National Market, Nasdaq Small Cap Market or any other established United States system of automated dissemination of quotations of securities prices.
      Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
      In some circumstances, the fundamental change purchase feature of the Notes may make more difficult or discourage a takeover of us and thus the removal of incumbent management. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of an amalgamation, merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is the result of negotiations between us and the initial purchasers.
      We may, to the extent permitted by applicable law, at any time purchase the Notes in the open market or by tender at any price or by private agreement. Any Notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.
      The foregoing provisions would not necessarily protect holders of the Notes if highly leveraged or other transactions involving us occur that may adversely affect holders. Our ability to repurchase Notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of indebtedness that we may incur in the future. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the Notes that might be delivered by holders of Notes seeking to exercise the repurchase right. Any failure by us to repurchase the Notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under indebtedness that we may incur in the future.
      No Notes may be purchased by us at the option of holders upon the occurrence of a fundamental change if there has occurred and is continuing an event of default with respect to the Notes, other than a default in the payment of the fundamental change purchase price with respect to the Notes.
Events of default
      Each of the following will constitute an event of default under the indenture:

•	our failure to pay when due the principal on any of the Notes at maturity or exercise of a repurchase right or otherwise;

•	our failure to pay an installment of interest (including additional interest, if any) on any of the Notes for 30 days after the date when due;

•	our failure to deliver shares of our common stock, together with cash instead of fractional shares when those shares of common stock, or cash instead of fractional shares are required to be delivered following conversion of a Note, and that default continues for 10 days;

•	our failure to give a fundamental change notice within 30 days of the occurrence of the fundamental change;

•	our failure to perform or observe any other term, covenant or agreement contained in the Notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25 percent in aggregate principal amount of the Notes then outstanding;

•	either (a) our failure or the failure of any of our significant subsidiaries to make any payment by the end of the applicable grace period, if any, after the final scheduled payment date for such payment with respect to any indebtedness for borrowed money in an aggregate principal amount in excess of $10 million, or (b) the acceleration of indebtedness for borrowed money of the company or any of our significant subsidiaries in an aggregate amount in excess of $10 million because of a default with respect to such indebtedness, without such indebtedness referred to in either (a) or (b) above having been discharged, cured, waived, rescinded or annulled, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25 percent in aggregate principal amount of the Notes then outstanding;

•	our failure or the failure of any of our significant subsidiaries to make any payment on a final judgment aggregating in excess of $10 million, without such judgment having been paid, discharged or stayed for a period of 60 days; and

•	certain events of our bankruptcy, insolvency or reorganization.
      The term “significant subsidiary” means a subsidiary, including its subsidiaries, that meets any of the following conditions:

•	Encysive’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of Encysive and its subsidiaries consolidated as of the end of the most recently completed fiscal year;

•	Encysive’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of Encysive and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

•	Encysive’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of Encysive and its subsidiaries consolidated for the most recently completed fiscal year.

      The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any repurchase obligation.
      If an event of default specified in the eighth bullet point above occurs and is continuing, then automatically the principal of all the Notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to the eighth bullet point above (the default not having been cured or waived as provided under “—Modifications and waiver” below), the trustee or the holders of at least 25 percent in aggregate principal amount of the Notes then outstanding may declare the Notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding upon the conditions provided in the indenture. However, if an event of default is cured prior to such declaration by the trustee or holders of the Notes as discussed above, the trustee and the holders of the Notes will not be able to make such declaration as a result of that cured event of default.
      Overdue payments of interest, additional interest and premium, if any, and principal shall accrue interest at 3.0 percent per annum.
      The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of Notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the Notes outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.
      We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.
Consolidation, amalgamation, merger or assumption
      We may, without the consent of the holders of Notes, consolidate or amalgamate with, merge or convert into or transfer all or substantially all of our assets to any other entity organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving or continuing entity remains liable for or assumes all our obligations under the indenture and the Notes;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.
Modifications and waiver
      The indenture (including the terms and conditions of the Notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of Notes;

•	surrendering any right or power conferred upon us, including, without limitation, the right to pay the repurchase price in our common shares;

•	providing for the continuation or assumption of our obligations to the holders of Notes in the case of an amalgamation, merger, consolidation, conveyance, transfer or lease;

•	increasing the conversion rate or reducing the conversion price, provided that the increase or reduction will not adversely affect the interests of holders of Notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modification to the indenture necessary in connection with the registration of the Notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interest of the holders of the Notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the Notes in any material respect; provided, however, that any change to conform the indenture to the description of the securities contained in this prospectus shall be deemed not to adversely affect the interests of the holders of the Notes in any material respect;

•	establish the forms or terms of the Notes;

•	evidence the acceptance of appointment by a successor trustee;

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Notes in any material respect;

•	complying with the requirements regarding amalgamation, merger or transfer of assets; or

•	providing for uncertificated Notes in addition to the certificated Notes so long as such uncertificated Notes are in registered form for the purposes of the Internal Revenue Code of 1986, as amended.

      Modifications and amendments to the indenture or to the terms and conditions of the Notes may also be made, and any past default by us may be waived with the written consent of the holders of at least a majority in aggregate principal amount of the Notes at the time outstanding. However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each Note so affected:

•	change the payment date of the principal of or any installment of interest on that Note (including any payment of additional interest or make-whole premium);

•	reduce the principal amount of, or any make-whole premium or interest on (including any payment of additional interest), any Note;

•	change the currency of payment of such Note or interest thereon;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any Note;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a fundamental change or the conversion rights of holders of the Notes; or

•	reduce the percentage in aggregate principal amount of Notes outstanding necessary to modify or amend the indenture or to waive any past default.
Satisfaction and discharge
      We may discharge our obligations under the indenture while Notes remain outstanding, subject to certain conditions, if we have deposited with the trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity together with any interest payable thereon.

However, we will remain obligated to issue our common shares upon conversion of the Notes until such maturity as described under “—Conversion rights.”
Form, denomination and registration
      The Notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.
      Global Notes: Book-Entry Form. The Notes were offered only to qualified institutional buyers as defined in Rule 144A under the Securities Act (“QIBs”). Except as provided below, the Notes are evidenced by one or more global notes deposited with the trustee as custodian for The Depository Trust Company, New York, New York (“DTC”), and registered in the name of Cede & Co. as DTC’s nominee. The global notes and any Notes issued in exchange therefor are subject to certain restrictions on transfer set forth in the global notes and in the indenture and bear a restrictive legend. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A QIB may hold its interests in a global note directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. QIBs may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global notes to such persons may be limited. We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee for DTC, as the registered owner of the global notes. We, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global notes to owners of beneficial interests in the global notes. It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the Notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”
      If you would like to convert your Notes into our common shares pursuant to the terms of the Notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests. Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate. Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Notes, including, without limitation, the presentation of Notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the Notes for which directions have been given.
      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers. Certain DTC participants or their representatives, together with other entities, own DTC Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Notes to be issued in definitive form in exchange for the global notes. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes. According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.
      Certificated notes may be issued in exchange for beneficial interests in Notes represented by the global notes only in the limited circumstances set forth in the indenture.
      Restrictions on Transfer, Legends. The Notes will be subject to certain transfer restrictions and certificates evidencing the Notes will bear a restrictive legend to such effect.
Governing law
      The indenture and the Notes are governed by, and construed in accordance with, the law of the State of New York.
Concerning the trustee
      The Bank of New York Trust Company, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the Notes. The trustee or its affiliates has provided and may from time to time in the future provide other services to us in the ordinary course of their business.
Registration rights, additional interest
      We and the initial purchasers have entered into a registration rights agreement. Pursuant to the registration rights agreement, we have agreed:

•	to file with the SEC, by the 90th day after March 16, 2005, a shelf registration statement to cover resales of registrable securities (as described below) by the holders who satisfy certain conditions and provide the information we describe below for use with the shelf registration statement;

•	to use our reasonable best efforts to cause the shelf registration statement to become effective under the Securities Act as promptly as reasonably practicable but in any event by the 180th day after March 16, 2005; and

•	to use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act until the earliest of the following:

•	the date the Notes or shares of common stock have been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement or otherwise,

•	the date when the Note or shares of common stock may be resold without restriction pursuant to Rule 144(k) under the Securities Act or any successor provision thereto, and

•	the date that is two years after March 16, 2005.
      However, the registration rights agreement permits us to prohibit offers and sales of registrable securities pursuant to the shelf registration statement for a period not to exceed an aggregate of 45 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period, under certain circumstances and subject to certain conditions. We refer to any such period during which we prohibit offers and sales as a “suspension period.”
      Holders of registrable securities must deliver certain information to be used in connection with, and to be named as selling securityholders in, the shelf registration statement in order to have their registrable securities included in the shelf registration statement. Any holder that does not duly complete and deliver a questionnaire or provide the information it requires will not be named as a selling securityholder in the shelf registration statement and will not be permitted to sell any registrable securities held by that holder pursuant to the shelf registration statement and will not be entitled to additional interest as a result of our failure to do so. We cannot assure you that we will be able to maintain an effective and current shelf registration statement as required. The absence of an effective shelf registration statement may limit a holder’s ability to sell its registrable securities or may adversely affect the price at which it may sell its registrable securities.
      If:

•	the shelf registration statement is not filed with the SEC by the 90th day after March 16, 2005;

•	the shelf registration statement has not become effective under the Securities Act by the 180th day after March 16, 2005; or

•	the shelf registration statement is filed and has become effective under the Securities Act but then ceases to be effective (without being succeeded immediately by an additional registration statement that is filed and immediately becomes effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) that exceed an aggregate of 45 days in any three-month period or an aggregate of 90 days in any 12-month period, then we will pay additional interest to each holder of registrable securities. We refer to each event described in the bullet points above as a “registration default.”
      The additional interest we must pay while there is a continuing registration default accrues at a rate per year equal to 0.25% for the 90-day period beginning on, and including, the date of the registration default, and thereafter at a rate per year equal to 0.50%, of the aggregate principal amount of the applicable Notes or, with respect to shares of our common stock received upon conversion of the Notes, the conversion price of such shares.
      Additional interest will not accrue on any Note after it has been converted into shares of our common stock. If a Note ceases to be outstanding during a registration default, we will prorate the additional interest to be paid with respect to that Note.
      So long as a registration default continues, we will pay additional interest in cash on March 15 and September 15 of each year to each holder who is entitled to receive additional interest in respect of a Note or shares of our common stock of which the holder was the holder of record at the close of business on the immediately preceding March 1 and September 1, respectively. If we call a Note for redemption, purchase a Note pursuant to a purchase at the holder’s option, repurchase a Note upon a fundamental change, or the Note is submitted for conversion before the related additional interest payment date, we will instead pay the additional interest to the holder that submitted the Note for redemption, purchase, repurchase or conversion.
      Following the cure of a registration default, additional interest will cease to accrue with respect to that registration default. In addition, no additional interest will accrue after the period we must keep the shelf registration statement effective under the Securities Act or on any security that ceases to be a registrable security. However, we will remain liable for any previously accrued additional interest. Other than our obligation to pay additional interest, we will not have any liability for damages with respect to a registration default on any Note.
      We have agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the initial shelf registration statement by release through a reputable national newswire service. A holder of registrable securities that does not provide us with a completed questionnaire or the information called for by it on or before the tenth business day before the date the initial shelf registration statement becomes effective will not be named as a selling securityholder in the shelf registration statement when it becomes effective and will not be able to use the shelf registration statement to resell registrable securities. However, such a holder of registrable securities may thereafter provide us with the completed questionnaire, following which we will, as promptly as reasonably practicable after the date we receive the completed questionnaire, but in any event within five business days after that date (except as described below), file a supplement to the prospectus relating to the shelf registration statement or, if required, file a post-effective amendment or a new shelf registration statement in order to permit resales of such holder’s registrable securities. However, if we receive the questionnaire during a suspension period, or we initiate a suspension period within five business days after we receive the questionnaire, then we will, except as described below, make the filing within five business days after the end of the suspension period. If we file a post-effective amendment or a new registration statement, then we will use our reasonable best efforts to cause the post-effective amendment or new registration statement to become effective under the Securities Act as promptly as practicable, but in any event by the 30th day after the date the registration rights agreement requires us to file the post-effective amendment or new registration statement.
      We understand that the SEC may not permit selling securityholders to be added to the shelf registration statement after it is declared effective by means of a supplement to the related prospectus. Accordingly, a holder that does not deliver a duly completed questionnaire on or before the tenth business day before the effective date of the shelf registration statement could experience, significant additional delay because we may be required to file a post-effective amendment or a new registration statement before the holder will be able to resell registrable securities pursuant to the shelf registration statement or the new shelf registration statement.
      To the extent that any holder of registrable securities identified in the shelf registration statement is a broker-dealer, or is an affiliate of a broker-dealer that did not acquire its registrable securities in the ordinary course of its business or that at the time of its purchase of registrable securities had an agreement or understanding, directly or indirectly, with any person to distribute the registrable securities, we understand that the SEC may take the view that such holder is, under the SEC’s interpretations, an “underwriter” within the meaning of the Securities Act. Any holder, whether or not it is an “underwriter”, who sells securities by means of the prospectus relating to the shelf registration statement will be subject to certain potential liabilities arising under the Securities Act for material misstatements or omissions contained in the prospectus. However. a holder of registrable securities that is deemed to be an “underwriter” within the meaning of the Securities Act may be subject to additional liabilities under the federal securities laws for misstatements and omissions contained in the shelf registration statement.
      The above summary of certain provisions of the registration rights agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to the provisions of the registration rights agreement. The registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.
      Pursuant to the registration rights agreement; each holder is required to indemnify us for certain losses in connection with the shelf registration statement.

DESCRIPTION OF CAPITAL STOCK
General
      This prospectus describes the general terms of our capital stock. For a more detailed description of these securities, you should read the applicable provisions of Delaware law and our certificate of incorporation and bylaws.
      Our certificate of incorporation authorizes us to issue up to 150,000,000 shares of common stock, $.005 par value per share, and authorizes 5,000,000 shares of preferred stock, $.005 per share. As of June 10, 2005, 58,109,143 shares of our common stock were issued and outstanding, and approximately 9.2 million shares were reserved for issuance under our stock option plans and approximately 9.3 million shares were reserved for issuance upon conversion of the Notes. As of June 10, 2005, we did not have any shares of preferred stock outstanding.
Common stock
      The holders of common stock are entitled to one vote per share on all matters voted on by our stockholders, including the election of directors, except as may, in the future, be provided in any resolutions adopted by our board of directors with respect to any series of preferred stock. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of shares of common stock exclusively possess all voting power of our stockholders. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to those dividends as may be declared from time to time by our board of directors from funds available for dividends and, upon liquidation, are entitled to receive pro rata all of our assets available for distribution to our stockholders.
Preferred stock
      Our board of directors has the authority, without stockholder consent, subject to certain limitations imposed by law or our bylaws, to issue one or more additional series of preferred stock at any time. The rights, preferences and restrictions of the preferred stock of each new series will be fixed by the certificate of designation relating to each particular series.
      Although it has no present intention to do so, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.
Rights plan
      In January 2002, we adopted a rights plan under which our board of directors declared a dividend of one preferred stock purchase right for each outstanding share of our common stock held of record as of the close of business on January 22, 2002. Each right initially entitles a stockholder to purchase a one one-thousandth fraction of a share of our Preferred Stock—Junior Participating Series A for $55.00. Each fraction of a share of preferred stock has terms designed to make it essentially equivalent to one share of common stock. The rights will become exercisable only in the event a person or group acquires 15% or more of our common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning 15% of our common stock. Prior to such an event, the rights will be evidenced by and traded in tandem with the common stock.
      If a person or group acquires a 15% or larger position in Encysive, each right (except those held by the acquiring party) will then entitle its holder to purchase fractional shares of preferred stock having twice the value of the $55 exercise price, with each fractional preferred share valued at the market price of the common stock. Also, if following an acquisition of 15% or more of our common stock, Encysive is acquired by that person or group in a merger or other business combination transaction, each right would then entitle its holder to purchase common stock of the acquiring company having a value of twice the $55 exercise price. The effect will be to entitle our stockholders to buy stock in the acquiring company at 50% of its market price.
      We may redeem the rights at $.001 per right at any time on or prior to the tenth business day following the acquisition of 15% or more of our common stock by a person or group or commencement of a tender offer for such 15% ownership. The rights expire on January 2, 2012.
Special provisions of our charter, bylaws and Delaware law
      The following charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control.
      Authorization of Preferred Stock. As noted above, our board of directors, without stockholder approval, has the authority under or certificate of incorporation to issue preferred stock with rights superior to the right of the holders of our common stock. As a result, preferred stock:

•	could be issued quickly and easily;

•	could adversely affect the rights of holders of our common stock; and

•	could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.
      Stockholder Meeting and Written Consent. Under our bylaws, a special meeting of the holders may be called by:

•	the board of directors; or

•	the corporate secretary upon the written request, stating the purpose of such meeting, of the holders of at least 51% of our outstanding common stock.
      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by the board of directors or its committee.
      Indemnification. Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of directors for monetary damage for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such duty injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent Delaware law permits, and no member of our board is personally liable for monetary damages for breach of the member’s fiduciary duty as a director, except for liability:

•	for any breach of the member’s duty of loyalty to us or our stockholders;

•	for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividends or unlawful stock repurchase or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the member derived an improper personal benefit.
      This provision may discourage derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our bylaws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities, and we have entered into agreements with each of our directors and executive officers that indemnify them to the fullest extent Delaware law and our certificate of incorporation permit.
Transfer agent or registrar
      The Bank of New York is the transfer agent and registrar of our common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the Notes and common stock into which the Notes are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.
      This discussion is limited to holders who hold the Notes and common stock into which the Notes may be converted as capital assets and who acquire the Notes from a selling securityholder as described under “Selling Securityholders” pursuant to an offering of such Notes under this prospectus in the first sale of such Notes by such selling securityholder after the Notes are first registered with the SEC. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	regulated investment companies;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities, except to the extent specifically set forth below;

•	persons that own, or are deemed to own, more than 5% of our company, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the U.S.;

•	U.S. holders, as defined below, whose functional currency is not the U.S. dollar;

•	persons who hold the Notes or common stock as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the Notes or common stock under the constructive sale provisions of the Internal Revenue Code.
      In addition, if a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership or a partner in a partnership, you are urged to consult your tax advisor.
      You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the Notes and common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. holders
      The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the Notes or common stock. Certain consequences to non-U.S. holders of the Notes or common stock are described under “—Consequences to non-U.S. holders” below. For purposes of this discussion, a “U.S. holder” means a holder of a Note that is:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Interest
      You must include interest paid on the Notes as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.
Contingent payments
      We may be obligated to pay amounts in excess of the stated interest or principal on the Notes in the case of additional interest (described above under “Description of Notes—Registration rights, additional interest) or make-whole premiums (described above under “Description of Notes—Make-whole premium in the event of a fundamental change”).
      We intend to take the position for U.S. federal income tax purposes that any payment of additional interest or make-whole premiums is, as of the date of issuance of the Notes, a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Our determination that such possibilities are remote or incidental contingencies is binding on you, unless you explicitly disclose that you are taking a different position to the Internal Revenue Service on your tax return for the year during which you acquire the Note. However, the Internal Revenue Service may take a contrary position from that described above, which could affect the timing and character of both your income from the Notes and our deduction with respect to the payments of any additional interest or make-whole premiums.
      You are urged to consult your tax advisor concerning the appropriate tax treatment of the payment of any additional interest or make-whole premiums.
Sale, exchange, redemption or other disposition of the Notes
      Upon the sale, exchange, redemption or other disposition of a Note, other than a conversion into common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or other disposition (except to the extent such amount is attributable to accrued interest income not previously included in income which will be taxable as ordinary income) and (ii) your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will equal the cost of the Note. Such capital gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at the time of sale, exchange, redemption or other disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the Notes
      You generally will not recognize any income, gain or loss upon conversion of a Note into shares of our common stock (other than with respect to cash in lieu of a fractional share). Your aggregate tax basis in the shares of common stock received on conversion of a Note will be the same as your aggregate tax basis in the Note at the time of conversion, reduced by any basis allocable to a fractional share interest for which you received cash, and the holding period for such shares received on conversion will generally include the holding period of the Note converted. However, the fair market value of any shares of common stock received which are attributable to accrued interest will be taxable as ordinary interest income, your tax basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the day after the date of conversion. You will recognize gain or loss for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and your adjusted tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “—Sale, exchange, redemption or other disposition of the Notes” above.
Constructive dividends
      Holders of convertible debt instruments such as the Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Notes, including, without limitation, adjustments in respect of taxable distributions to our stockholders, may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. You are urged to consult your tax advisor to determine whether the preferential tax rate described under “—Dividends” below is applicable to such a constructive dividend. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.
Dividends
      Distributions, if any, made on our common stock generally will be included in your income as dividend income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. We do not believe we had any earnings and profits as of December 31, 2004, but we may or may not have earnings and profits in the future. With respect to certain non-corporate U.S. holders, including individuals, for taxable years beginning before January 1, 2009, dividends are generally taxed at the lower applicable capital gains rate provided certain requirements, including a holding period requirement, are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a U.S. holder taxable as a corporation for U.S. federal income tax purposes may be eligible for a dividend received deduction.
Sale, exchange, redemption or other disposition of common stock
      Upon the sale, exchange, redemption, or other disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange, redemption, or other disposition and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange, redemption, or other disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a Note are determined as discussed under “—Conversion of the Notes” above. The deductibility of capital losses is subject to limitations.
      However, if not all of our common stock held by you, actually or constructively, is redeemed, you may not be eligible for capital gain treatment and instead may be treated as received a distribution. You are urged to consult your tax advisor in such a situation.
Backup withholding and information reporting
      We are required to furnish to the record holders of the Notes and common stock, other than holders taxable as corporations for U.S. federal income tax purposes and other exempt holders, and to the Internal Revenue Service, information with respect to interest paid on the Notes and dividends paid on the common stock.
      You may be subject to backup withholding with respect to interest paid on the Notes, dividends paid on the common stock (including constructive distributions) or with respect to proceeds received from a disposition of the Notes or shares of common stock. Certain holders, including, among others, persons taxable as corporations for U.S. federal income tax purposes and certain tax-exempt organizations, are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.
      Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.
Consequences to non-U.S. holders
      The following is a summary of certain material U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of the Notes. For purposes of this discussion, a “non-U.S. holder” means a holder of Notes that is not a U.S. holder.
      In general, subject to the discussion below concerning backup withholding:
Interest
      You will not be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the Notes, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an Internal Revenue Service Form W-8BEN or successor form, or that you hold your Notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.
      Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. You are urged to consult your tax advisor regarding the certification requirements for non-U.S. holders.
      If you cannot satisfy the requirements described above, you will be subject to the 30% federal withholding tax with respect to payments of interest on the Notes, unless you provide us with a properly executed (i) Internal Revenue Service Form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefits of an applicable U.S. income tax treaty or (ii) Internal Revenue Service Form W-8ECI or successor form stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.
      If you are engaged in a trade or business in the U.S. and interest on a Note is effectively connected with your conduct of that trade or business (or is attributable to a permanent establishment in the U.S. pursuant to an applicable tax treaty), you will be exempt from the 30% U.S. withholding tax provided the certification requirements described above are satisfied. However, you generally will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. In addition, if you are a foreign person taxable as a corporation for U.S. federal income tax purposes, you may be subject to a branch profits tax equal to 30%, or lower rate as may be prescribed under an applicable U.S. income tax treaty, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.
Contingent payments
      Absent further guidance from the Internal Revenue Service as to whether payments of additional interest or make-whole premiums qualify for the portfolio interest exemption, we may treat payments of additional interest or make-whole premiums (described under “Description of Notes—Registration rights, additional interest” and “Description of Notes—Make-whole premium in the event of a fundamental change” above) made to you as subject to U.S. federal withholding tax. Therefore, we may withhold on such payments at a rate of 30% unless we receive an Internal Revenue Service Form W-8BEN or successor form or an Internal Revenue Service Form W-8ECI or successor form from you claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable income tax treaty or that such payments are effectively connected with the conduct of a U.S. trade or business. You are urged to consult your tax advisor regarding about obtaining a refund for the withholding tax imposed on any payments of additional interest or make-whole premiums.
Sale, exchange, redemption or other disposition of the Notes or common stock
      Any gain realized by you on the sale, exchange, redemption or other disposition of a Note, except with respect to accrued and unpaid interest, which would be taxable as described under “—Interest” above, or a share of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S.;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange, redemption or other disposition and certain conditions are met; or

•	in the case of common stock, we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

      If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are taxable as a corporation for U.S. federal income tax purposes, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable U.S. income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. If you are likely to be described in the second bullet point above, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of the Notes or the common stock.
      However, if a portion but not all of our common stock held by you is redeemed, you may not be eligible for capital gain treatment and instead be treated as receiving a dividend. You are urged to consult your tax advisor in such situation.
      We do not believe that we are currently, and do not anticipate becoming, a U.S. real property holding corporation. Even if we were, or were to become, a U.S. real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.
Conversion of the Notes
      You generally will not recognize any income, gain or loss on the conversion of a Note into common stock. To the extent you receive cash upon conversion of a Note in lieu of fractional shares of our common stock, you generally would be subject to the rule described under “—Sale, exchange, redemption or other disposition of the Notes or common stock” above.
Dividends
      In general, dividends, if any, received by you with respect to our common stock, and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the Notes, as discussed in “—Consequences to U.S. holders—Constructive dividends” above, will be subject to withholding of U.S. federal income tax at a 30% rate as dividend income, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, unless such rate is reduced by an applicable U.S. income tax treaty. We do not believe we had any earnings and profits as of December 31, 2004, but we may or may not have earnings and profits in the future. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we may withhold any such tax from cash payments of interest payable on the Notes. Dividends that are effectively connected with your conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax, assuming compliance with certain certification requirements. Any such effectively connected dividends received by a non-U.S. holder that is taxable as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.
      In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the U.S., you must provide a properly executed Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor form as the Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

U.S. federal estate tax
      A Note held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. If you are an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, your common stock will be subject to U.S. estate tax. The U.S. federal estate tax liability of the estate of a holder who is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, may be affected by an applicable U.S. estate tax treaty.
Backup withholding and information reporting
      If you are a non-U.S. holder, in general, you will not be subject to backup withholding with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “—Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Internal Revenue Code, or you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside or are organized.
      You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

SELLING SECURITYHOLDERS
      We initially issued the Notes to initial purchasers who then resold the Notes in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). The selling securityholders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the Notes and the shares of common stock issuable upon conversion of the Notes.
      No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to this registration statement has become effective. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.
      The following table sets forth information about each selling securityholder, including the name, the amount and percentage of Notes beneficially owned and being offered by the selling securityholder and the number and percentage of shares of common stock beneficially owned and being offered by the selling securityholder. The number of shares of common stock shown in the table below assumes conversion of the full amount of Notes held by such holder at the initial conversion rate of 71.7077 shares per $1,000 principal amount of Notes. This conversion rate is subject to adjustment as described under “Description of Notes—Conversion rights.” Accordingly, the number of shares of common stock issuable upon conversion of the Notes may increase or decrease from time to time. Unless set forth below, to our knowledge none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

			Shares of
			Common
	Principal Amount of		Stock	Shares of Common
	Notes Beneficially		Beneficially	Stock Issuable Upon	Percentage
	Owned That May	Percentage of Notes	Owned Prior to	Conversion That	Owned After
Name of Selling Securityholder	Be Sold	Outstanding(1)	Conversion	May Be Sold	Conversion

Acuity Master Fund, Ltd.(2)	$1,000,000	*	—	71,707	0
AHFP Context(3)	50,000	*	—	3,585	0
Akela Capital Master Fund, LTD.(4)	4,000,000	3.08	—	286,830	0
Allstate Insurance Company	1,500,000	1.15	—	107,561	0
Argent Classic Convertible Arbitrage Fund L.P.(5)	760,000	*	—	54,497	0
Argent Classic Convertible Arbitrage Fund II, L.P.(5)	160,000	*	—	11,473	0
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.(6)	9,000,000	6.92	—	645,369	0
Bancroft Convertible Fund, Inc.	1,000,000	*	—	71,707	0
BNP Paribas Equity Strategies, SNC(7)	3,053,000	2.35	11,594	218,923	*
Calamos® Market Neutral Fund—Calamos® Investment Trust(8)	2,500,000	1.92	—	179,269	0
Citadel Equity Fund Ltd.(9)	5,500,000	4.23	—	394,392	0

			Shares of
			Common
	Principal Amount of		Stock	Shares of Common
	Notes Beneficially		Beneficially	Stock Issuable Upon	Percentage
	Owned That May	Percentage of Notes	Owned Prior to	Conversion That	Owned After
Name of Selling Securityholder	Be Sold	Outstanding(1)	Conversion	May Be Sold	Conversion

Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd.(10)	435,000	*	—	31,192	0
Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund(10)	95,000	*	—	6,812	0
Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio(10)	2,288,000	1.76	—	164,067	0
Clinton Multistrategy Master Fund, Ltd.(11)	2,095,000	1.61	—	150,227	0
CNH CA Master Account LP(12)	250,000	*	—	17,926	0
Context Convertible Arbitrage Fund, LP(3)	250,000	*	—	17,926	0
Context Convertible Arbitrage Offshore, Ltd.(3)	675,000	*	—	48,402	0
CooperNeff Convertible Strategies (Cayman) Master Fund, LP(2)	1,100,000	*	—	78,878	0
Delaware Dividend Income Fund, a series of Delaware Group Equity Funds V	875,000	*	—	62,744	0
Drawbridge Convertible I Ltd. (13)	250,000	*	—	17,926	0
Drawbridge Convertible II Ltd.(13)	80,000	*	—	5,736	0
Drawbridge Global Macro Master Fund Ltd.(13)	670,000	*	—	48,044	0
Ellsworth Convertible Growth and Income Fund, Inc.	1,000,000	*	—	71,707	0
Fore Convertible Master Fund, Ltd.(14)	15,000,000	11.54	—	1,075,615	0
Fore ERISA Fund, Ltd.(14)	3,000,000	2.31	—	215,123	0
Fore Multi Strategy Master Fund, Ltd.(14)	8,000,000	6.15	—	573,661	0
FrontPoint Convertible Arbitrage Fund L.P.(15)	2,500,000	1.92	—	179,269	0
Grace Convertible Arbitrage Fund, Ltd.(16)	3,500,000	2.69	—	250,976	0
Guggenheim Portfolio Company VIII (Cayman) Ltd.(17)	4,000,000	3.08	—	286,830	0

			Shares of
			Common
	Principal Amount of		Stock	Shares of Common
	Notes Beneficially		Beneficially	Stock Issuable Upon	Percentage
	Owned That May	Percentage of Notes	Owned Prior to	Conversion That	Owned After
Name of Selling Securityholder	Be Sold	Outstanding(1)	Conversion	May Be Sold	Conversion

Highbridge International LLC(18)	2,000,000	1.54	—	143,415	0
KBC Financial Products USA, Inc.(19)	500,000	*	—	35,853	0
Lincoln National Convertible Securities Fund(20)	1,125,000	*	—	80,671	0
Lyxor/ Context Fund Ltd.(3)	100,000	*	—	7,170	0
Lyxor/ Convertible Arbitrage Fund Limited(7)	484,000	*	—	34,706	0
Man Mac I Limited(21)	4,740,000	3.65	—	339,894	0
Mohican VCA Master Fund, Ltd.(22)	590,000	*	—	42,307	0
National Bank of Canada (Norshield)(3)	125,000	*	—	8,963	0
Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio(23)	3,000,000	2.31	—	215,123	0
Ritchie Convertible Arbitrage Trading(24)	410,000	*	—	29,400	0
Royal Bank of Canada (Norshield)(3)	25,000	*	—	1,792	0
Saranac Arbitrage LTD.(10)	60,000	*	—	4,302	0
Saranac ERISA Arbitrage LTD.(10)	1,050,000	*	—	75,293	0
Saranac ERISA Arbitrage LP(10)	72,000	*	—	5,162	0
Silverback Master, LTD.(25)	5,000,000	3.85	—	358,538	0
Singlehedge US Convertible Arbitrage Fund(7)	335,000	*	—	24,022	0
Sphinx Convertible Arbitrage (Clinton) Segregated Portfolio(11)	755,000	*	—	54,139	0
Sturgeon Limited(7)	528,000	*	—	37,861	0
UBS Securities LLC(26)	1,100,000	*	—	78,878	0
United Capital Management	250,000	*	—	17,926	0
Univest Convertible Arbitrage Fund II, Ltd. (Norshield)(3)	25,000	*	—	1,792	0
Vicis Capital Master Fund(27)	6,000,000	4.62	—	430,246	0
Wachovia Securities International Ltd.(28)	8,750,000	6.73	—	627,442	0

			Shares of
			Common
	Principal Amount of		Stock	Shares of Common
	Notes Beneficially		Beneficially	Stock Issuable Upon	Percentage
	Owned That May	Percentage of Notes	Owned Prior to	Conversion That	Owned After
Name of Selling Securityholder	Be Sold	Outstanding(1)	Conversion	May Be Sold	Conversion

Waterstone Market Neutral MAC 51, Ltd.(29)	77,000	*	—	5,521	0
Waterstone Market Neutral Master Fund, Ltd.(29)	1,073,000	*	—	76,942	0
Xavex Convertible Arbitrage 10 Fund(5)	580,000	*	—	41,590	0
All other holders of Notes or future transferees, pledgees, donees or successors of any holder(30)(31)	16,660,000	12.82	—	1,194,650	0

*	Less than 1%.

(1)	The percentage of Notes outstanding is based on the $130,000,000 principal amount of Notes originally outstanding. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities.

(2)	Howard Needle and David J. Harris hold voting and investment power with respect to the securities held by Acuity Master Fund, Ltd.

(3)	Michael Rosen and William Fertig hold voting and investment power with respect to the securities held by Context Convertible Arbitrage Fund, LP; Context Convertible Arbitrage Offshore, Ltd.; Lyxor/Context Fund Ltd.; National Bank of Canada (Norshield); Royal Bank of Canada (Norshield); Univest Convertible Arbitrage Fund II, Ltd. (Norshield); and AHFP Context.

(4)	Anthony B. Bosco has voting and investment power with respect to the securities held by Akela Capital Master Fund, LTD.

(5)	Nathaniel Brown and Robert Richardson hold voting and investment power with respect to the securities held by Argent Classic Convertible Arbitrage Fund, L.P., Argent Classic Convertible Arbitrage Fund II, L.P. and Xavex Convertible Arbitrage 10 Fund.

(6)	Henry J. Cox holds voting and investment power with respect to the securities held by Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.

(7)	CooperNeff Advisors Inc. (“CNI”) has voting and investment power with respect to the securities held by BNP Paribas Equity Strategies, SNC; CooperNeff Convertible Strategies (Cayman) Master Fund, LP; Lyxor/Convertible Arbitrage Fund Limited; Singlehedge US Convertible Arbitrage Fund; and Sturgeon Limited. Christian Menestrier is the Chief Executive Officer of CNI.

(8)	Nick Calamos holds voting and investment power with respect to the securities held by Calamos® Market Neutral Fund—Calamos® Investment Trust.

(9)	Citadel Limited Partnership (“Citadel”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd.

(10)	Saranac Capital Management L.P. (“Saranac”) holds voting and investment power with respect to the securities held by Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd.; Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund; Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio; Saranac Arbitrage LTD; Saranac ERISA

Arbitrage LTD; and Saranac ERISA Arbitrage LP. Ross Margolies is the general partner of Saranac.

(11)	Thomas Jackson holds voting and investment power with respect to the securities held by Clinton Multistrategy Master Fund, Ltd. and Sphinx Convertible Arbitrage (Clinton) Segregated Portfolio.

(12)	CNH Partners, LLC is the Investment Advisor of CNH CA Master Account LP and has sole voting and dispositive power over the registrable securities. Investment Principals for the Advisor are Robert Krail, Mark Mitchell and Todd Palvino.

(13)	Steven Qian holds voting and investment power with respect to the securities held by Drawbridge Convertible I Ltd., Drawbridge Convertible II Ltd. and Drawbridge Global Macro Master Fund Ltd.

(14)	David Egglishaw holds voting and investment power for Fore Convertible Master Fund, Ltd., Fore ERISA Fund, Ltd. and Fore Multi Strategy Master Fund, Ltd.

(15)	FrontPoint Convertible Arbitrage Fund GP LLC is the general Partner of FrontPoint Convertible Arbitrage Fund, L.P. (“FrontPoint”). FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP LLC and as such has voting and dispositive power over the securities held by FrontPoint. Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Messrs. Duff, Caffray and Ghaffari; FrontPoint Partners LLC; and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by FrontPoint except for their pecuniary interest therein.

(16)	Michael Brailon and Bradford Whitmore hold voting and investment power with respect to the securities held by Grace Convertible Arbitrage Fund, Ltd.

(17)	The sole shareholder of Guggenheim Portfolio Company VIII (Cayman) Ltd. is Guggenheim Portfolio Company VIII, LLC. The limited liability company manager of Guggenheim Portfolio Company VIII, LLC is Guggenheim Advisors, LLC. Certain affiliates of Guggenheim Advisors, LLC are broker-dealers. Matthew Li holds voting power with respect to the securities held by Guggenheim Portfolio Company VIII (Cayman), Ltd.

(18)	Richard Potapchuk, Managing Director of Highbridge Capital Management, holds voting and investment power with respect to the securities held by Highbridge International LLC.

(19)	KBC Financial Products USA Inc. is an indirect wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Bank & Insurance Company N.V., a publicly-traded entity.

(20)	Damon Andres, Portfolio Manager, holds voting and investment power with respect to the securities held by Lincoln National Convertible Securities Fund.

(21)	Man-Diversified Fund II Ltd. has voting and investment power with respect to the securities held by Man Mac I Limited. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, which is controlled by Michael Collins. Man Holdings Limited is a subsidiary of Man Group plc, a public company listed on the London Stock Exchange.

(22)	Mohican Financial Mgmt., LLC (“Mohican Management”) holds voting and investment power with respect to the securities held by Mohican VCA Master Fund, Ltd. Eric Hage and Daniel Hage are the sole members of Mohican Management.

(23)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“RGC Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of RGC Management. Each of RG Capital, RGC Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(24)	Ritchie Capital Management holds voting and investment power with respect to the securities held by Ritchie Convertible Arbitrage Trading. A.R. Thane Ritchie is the President of Ritchie Capital Management.

(25)	Elliot Bossen holds voting and investment power with respect to the securities held by Silverback Master, LTD.

(26)	The parent company, UBS AG, holds voting and investment power with respect to the securities held by UBS Securities LLC.

(27)	John Succo, Shad Stastney and Sky Lucas hold voting and investment power with respect to the securities held by Vicis Capital Master Fund.

(28)	Eric Grant, as head of convertible trading, holds voting and investment power with respect to the securities held by Wachovia Securities International Ltd.

(29)	Shawn Bergerson, Chief Executive Officer of Waterstone Capital Mgmt., holds voting and investment power with respect to the securities held by Waterstone Market Neutral MAC 51, Ltd. and Waterstone Market Neutral Master Fund, Ltd.

(30)	Information about other selling securityholders will be set forth in one or more amendments to this registration statement or prospectus supplements, if required.

(31)	Assumes that any other holders of Notes or any future transferee from any holder does not beneficially own any common stock other than common stock into which the Notes are convertible at the conversion price of 71.7077 shares per $1,000 principal amount of the Notes.

      The above table has been prepared based upon information furnished to us by the selling securityholders. The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their Notes in transactions exempt from the registration requirements of the Securities Act since the dates on which they provided us information. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. The selling securityholders may offer some or all of their Notes or common stock pursuant to the offering contemplated by this prospectus. Additionally, the conversion ratio of the Notes is subject to adjustment and therefore the number of shares of common stock issuable upon conversion of the Notes may increase or decrease. Accordingly, we cannot give an estimate as to the amount of the Notes or common stock issuable upon conversion of the Notes that will be held by the selling securityholders upon the termination of this offering.

PLAN OF DISTRIBUTION
      The selling securityholders and their successors, which include their transferees, distributees, pledgees or donees or their successors, may sell the Notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.
      The Notes and the underlying common stock may be sold directly by selling securityholders and their successors or, alternatively, through underwriters, broker-dealers or agents, in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.
      The sales by selling securityholders and their successors may be effected in transactions in the following manner (which may involve block transactions or transactions in which the same broker acts as agent on both sides of the transaction, known as crosses):

•	on any national securities exchange or quotation service on which the Notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.
      Selling securityholders may enter into hedging or other derivative transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the Notes or the underlying common stock in the course of the hedging transactions they assume. Selling securityholders may also sell the Notes or the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the Notes or the common stock into which the Notes are convertible to broker-dealers that in turn may sell these securities.
      The aggregate proceeds to the selling securityholders from the sale of the Notes or underlying common stock will be the purchase price of the Notes or common stock less any discounts and commissions. Each of the selling securityholders reserves the right to accept and, together with their agents, to reject, any proposed purchase of Notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
      Our outstanding common stock is listed for trading on The Nasdaq National Market under the symbol “ENCY.” We do not intend to list the Notes for trading on any national securities exchange or on Nasdaq. The initial purchasers of the Notes have advised us that they intend to continue making a market in the Notes; however, they are not obligated to do so and may stop such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Therefore, we cannot guarantee that any trading market will develop for the Notes. Even if a market does develop, the market may not be maintained.
      The Notes and underlying common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Notes and common stock into which the Notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirement is available and is complied with.
      The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Notes and common stock into which the Notes are convertible may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation including, but not limited to, Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions. To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any underwriter, broker, dealer or agent regarding the sale of the Notes or the underlying common stock by the selling securityholder.
      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any Notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.
      If required, the specific Notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.
      The registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, provides for cross-indemnification of the selling securityholders and us and their and our respective controlling persons against certain liabilities, including certain liabilities under the Securities Act or contribution in connection with these liabilities.
      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Notes and underlying common stock to the public other than applicable transfer taxes and commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS
      The validity of the Notes offered by this prospectus and our common stock issuable upon conversion of the Notes have been passed upon for us by Porter & Hedges, L.L.P., Houston, Texas.
EXPERTS
      The consolidated financial statements of Encysive Pharmaceuticals Inc. (f/k/a Texas Biotechnology Corporation) as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The statements in this prospectus in the Risk Factors under the caption “Risks Relating to Intellectual Property” and other references herein to intellectual property matters have been reviewed and approved by Wood, Phillips, Katz, Clark & Mortimer, Chicago, Illinois, our patent counsel, as experts on such matters, and are included herein in reliance upon their review and approval.

Encysive Pharmaceuticals Inc.
$130,000,000
2.50% Convertible
Senior Notes Due 2012 and
Common Stock Issuable upon Conversion
of the Notes

PROSPECTUS

                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution.
      The following table sets forth the expenses in connection with the offering described in this registration statement, all of which shall be paid by us. All of such amounts (except the SEC Registration Fee) are estimated.

SEC Registration Fee	$15,301
Printing Costs	8,000
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	7,500

Total	$55,801

      All of the above items are estimates except the SEC registration fee.

ITEM 15.	Indemnification of Directors and Officers.
      Section 145 of the General Corporation Law of Delaware (the “DGCL”), permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.
      In an action brought to obtain a judgment in the corporation’s favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or settlement of such action, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the corporation except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys’ fees).
      The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. There are additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, (ii) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders.
      As permitted by the DGCL, our Bylaws provide that we will indemnify our directors, officers, employees and agents against certain liabilities that they may incur in their capacities as directors, officers, employees and agents. Furthermore, our Certificate of Incorporation, as amended, indemnifies our directors, officers, employees, and our agents to the maximum extent permitted by the DGCL. We have also entered into indemnification agreements with our officers and directors providing for indemnification to the maximum extent permitted under the DGCL. We have director and officer liability insurance policies that we believe provide coverage similar to our industry competitors.

ITEM 16.	Exhibits.
INDEX

Exhibit
No.			Description of Exhibit

**4	.1	—	Certificate of Amendment to Certificate of Incorporation of Encysive Pharmaceuticals Inc. dated May 11, 2005.
4.2		—	Restated Certificate of Incorporation of Encysive Pharmaceuticals Inc. dated September 17, 2004 (incorporated by reference to Exhibit 3.1 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Commission on November 5, 2004).
4.3		—	Amended and Restated By-laws of Encysive Pharmaceuticals Inc. adopted September 6, 1996 (incorporated by reference to Exhibit 3.7 to the company’s Form 10-Q (Commission File No. 000-20117) for the quarter ended September 30, 1996).
4.4		—	Amendment to Article II of By-laws adopted June 29, 2000 (incorporated by reference to Exhibit 3.8 to the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the Commission on August 14, 2000).
4.5		—	Rights Agreement, dated as of January 2, 2002, between Encysive Pharmaceuticals Inc. and The Bank of New York, as Rights Agent, including exhibits thereto. (incorporated by reference to Exhibit 1 to the Company’s Form 8-A (Commission File No. 000-20117) filed with the Commission on January 3, 2002).
4.6		—	Form of Rights Certificate (incorporated by reference to Exhibit 3 to the Company’s Form 8-A (Commission File No. 000-20117) filed with the Commission on January 3, 2002).
4.7		—	Indenture, dated March 16, 2005, between Encysive Pharmaceuticals Inc. and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the company’s Current Report on Form 8-K filed with the Commission on March 17, 2005).
4.8		—	Registration Rights Agreement, dated March 16, 2005, among Encysive Pharmaceuticals Inc. and the Initial Purchasers (incorporated by reference to Exhibit 4.2 to the company’s current report on Form 8-K filed with the Commission on March 17, 2005.
**5	.1	—	Opinion of Porter & Hedges, L.L.P.
**12	.1	—	Statement re computation of ratio of earnings to fixed charges.
*23	.1	—	Consent of Independent Registered Public Accounting Firm.
23.2		—	Consent of Porter & Hedges, L.L.P. (contained in Exhibit 5.1).
**23	.3	—	Consent of Wood, Phillips, Katz, Clark & Mortimer.
**24	.1	—	Power of Attorney (included on signature page).
**25	.1	—	Statement of Eligibility and Qualification of the Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1.

*	Filed herewith

**	Previously filed

ITEM 17.	Undertakings.
      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effect amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 13, 2005.

ENCYSIVE PHARMACEUTICALS INC.

By: /s/ Bruce D. Given, M.D.

Bruce D. Given

President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* John M. Pietruski	Chairman of the Board of Directors	June 13, 2005

/s/ Bruce D. Given, M.D. Bruce D. Given, M.D.	Director, President and Chief Executive Officer (Principal Executive Officer)	June 13, 2005

* Richard A.F. Dixon, Ph.D.	Director and Senior Vice President, Research and Chief Scientific Officer	June 13, 2005

/s/ Stephen L. Mueller Stephen L. Mueller	Vice President, Finance and Administration, Secretary and Treasurer (Principal Financial and Accounting Officer)	June 13, 2005

* Ron J. Anderson, M.D.	Director	June 13, 2005

* J. Kevin Buchi	Director	June 13, 2005

* Frank C. Carlucci	Director	June 13, 2005

* Robert J. Cruikshank	Director	June 13, 2005

* John H. Dillon II	Director	June 13, 2005

* Suzanne Oparil, M.D.	Director	June 13, 2005

Signature		Title	Date

* James A. Thomson, Ph.D.		Director	June 13, 2005

* James T. Willerson, M.D.		Director	June 13, 2005

*By:	/s/ Stephen L. Mueller Stephen L. Mueller

INDEX TO EXHIBITS

Exhibit
No.		Description of Exhibit

**4.1	—	Certificate of Amendment to Certificate of Incorporation of Encysive Pharmaceuticals Inc. dated May 11, 2005.
4.2	—	Restated Certificate of Incorporation of Encysive Pharmaceuticals Inc. dated September 17, 2004 (incorporated by reference to Exhibit 3.1 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Commission on November 5, 2004).
4.3	—	Amended and Restated By-laws of Encysive Pharmaceuticals Inc. adopted September 6, 1996 (incorporated by reference to Exhibit 3.7 to the company’s Form 10-Q (Commission File No. 000-20117) for the quarter ended September 30, 1996).
4.4	—	Amendment to Article II of By-laws adopted June 29, 2000 (incorporated by reference to Exhibit 3.8 to the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the Commission on August 14, 2000).
4.5	—	Rights Agreement, dated as of January 2, 2002, between Encysive Pharmaceuticals Inc. and The Bank of New York, as Rights Agent, including exhibits thereto. (incorporated by reference to Exhibit 1 to the Company’s Form 8-A (Commission File No. 000-20117) filed with the Commission on January 3, 2002).
4.6	—	Form of Rights Certificate (incorporated by reference to Exhibit 3 to the Company’s Form 8-A (Commission File No. 000-20117) filed with the Commission on January 3, 2002).
4.7	—	Indenture, dated March 16, 2005, between Encysive Pharmaceuticals Inc. and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the company’s Current Report on Form 8-K filed with the Commission on March 17, 2005).
4.8	—	Registration Rights Agreement, dated March 16, 2005, among Encysive Pharmaceuticals Inc. and the Initial Purchasers (incorporated by reference to Exhibit 4.2 to the company’s current report on Form 8-K filed with the Commission on March 17, 2005.
**5.1	—	Opinion of Porter & Hedges, L.L.P.
**12.1	—	Statement re computation of ratio of earnings to fixed charges.
*23.1	—	Consent of Independent Registered Public Accounting Firm.
23.2	—	Consent of Porter & Hedges, L.L.P. (contained in Exhibit 5.1).
**23.3	—	Consent of Wood, Phillips, Katz, Clark & Mortimer.
**24.1	—	Power of Attorney (included on signature page).
**25.1	—	Statement of Eligibility and Qualification of the Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1.

*	Filed herewith

**	Previously filed